                                                 File Nos. 333-___ and 811-10035

    As filed with the Securities and Exchange Commission on August 4, 2000

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [x]
                    Pre-Effective Amendment No. __                  [ ]
                    Post-Effective Amendment No. __                 [ ]

                                    and/or

    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [x]
                               Amendment No. __                      [ ]
                      ___________________________________

                       Titanium Annuity Variable Account
                          (Exact Name of Registrant)

                    United Investors Life Insurance Company
                              (Name of Depositor)

                            2001 Third Avenue South
                          Birmingham, Alabama  35233
              (Address of Depositor's Principal Executive Office)

      Depositor's Telephone Number, including Area Code:  (205) 325-4300

                           John H. Livingston, Esq.
                    United Investors Life Insurance Company
                            2001 Third Avenue South
                          Birmingham, Alabama  35233
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R. Bellamy, Esq.
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

                 ____________________________________________


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:      Variable Annuity Policies (Form TVA)

                               Titanium Investor
                                VARIABLE ANNUITY

                                   Prospectus
                               ___________, 2000

Variable annuity policies involve certain risks, and you may lose some or all of your investment.

 .  We do not guarantee how any of the subaccounts will perform.
 .  The policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the policy.
 . Neither the U.S. Government nor any Federal agency insures your investment in the policy.

Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the Titanium Investor variable annuity policy.

To learn more about the policy, you may want to look at the Statement of Additional Information dated ______, 2000 (known as the "SAI"). For a free copy of the SAI, contact us at:

                      United Investors Life Insurance Co.
                           Variable Products Division
                                P. O. Box 10287
                         Birmingham, Alabama 35202-0287
                           Telephone:  1-800-340-3787

United Investors has filed the SAI with the U.S. Securities and Exchange Commission (the "SEC") and has incorporated it by reference into this prospectus. The SAI's table of contents appears on page ___ of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                        DEFERRED VARIABLE ANNUITY POLICY
                                   issued by
                    United Investors Life Insurance Company
                                    through
                       Titanium Annuity Variable Account

The policy offers 33 funding choices--one fixed account (paying a guaranteed minimum fixed rate of interest) and 32 variable subaccounts which invest in the following mutual fund portfolios:

  AIM Variable Insurance Funds
     AIM V.I. Capital Appreciation Fund
     AIM V.I. Growth Fund
     AIM V.I. Growth and Income Fund
     AIM V.I. International Equity Fund
     AIM V.I. Value Fund
  The Alger American Fund
     Alger American Growth Portfolio
     Alger American Income & Growth Portfolio
     Alger American Leveraged AllCap Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Small Capitalization Portfolio
  Deutsche Asset Management VIT Funds
     EAFE/(R)/ Equity Index Fund
     Small Cap Index Fund
  Dreyfus Funds
     Dreyfus VIF-Appreciation Portfolio
     Dreyfus VIF-Money Market Portfolio
     Dreyfus VIF-Quality Bond Portfolio
     The Dreyfus Socially Responsible Growth
     Fund, Inc.
  Evergreen Variable Trust
     Evergreen VA Equity Index Fund
     Evergreen VA Foundation Fund
     Evergreen VA Global Leaders Fund
     Evergreen VA Small Cap Value Fund
  INVESCO Variable Investment Funds, Inc.
     INVESCO VIF- Equity Income Fund
     INVESCO VIF- Technology Fund
     INVESCO VIF- Utilities Fund
  MFS/(R)/ Variable Insurance Trust/SM/
     MFS/(R)/ Emerging Growth Series
     MFS/(R)/ Growth with Income Series
     MFS/(R)/ Research Series
     MFS/(R)/ Total Return Series
  Strong Variable Insurance Funds, Inc.
     Strong Discovery Fund II
     Strong Mid Cap Growth Fund II
     Strong Opportunity Fund II
  Franklin Templeton Variable Insurance Products Trust
     Templeton Asset Strategy Fund - Class 2
     Templeton International Securities Fund - Class 2


VARIABLE ANNUITY POLICIES:
--------------------------------------------------------------------------------
|  ARE NOT FDIC INSURED    |   ARE NOT BANK GUARANTEED    |    MAY LOSE VALUE  |
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Glossary....................................................   1
Summary.....................................................   2
 The Policy.................................................   2
 Annuity Payments...........................................   2
 Purchasing the Policy......................................   3
 Funding Choices............................................   3
 Charges and Deductions.....................................   3
 Taxes......................................................  10
 Surrender and Partial Withdrawals..........................  10
 Death Benefit..............................................  10
 Other Information..........................................  10
 Inquiries..................................................  11
Titanium Annuity Variable Account...........................  12
 The Portfolios.............................................  12
Fixed Account...............................................  16
The Policy..................................................  16
 Issuance of a Policy.......................................  16
 Purchase Payments..........................................  16
 Allocation of Purchase Payments............................  17
 Policy Value...............................................  17
  Variable Account Value....................................  17
  Fixed Account Value.......................................  18
 Surrender and Withdrawals..................................  18
  Withdrawals...............................................  18
  Automatic Partial Withdrawals.............................  19
  Surrender.................................................  19
  Restrictions Under the Texas ORP and Section 403(b) Plan..  19
  Restrictions Under Other Qualified Policies...............  20
 Transfers..................................................  20
 Dollar Cost Averaging......................................  21
 Automatic Asset Rebalancing................................  21
 Interest Sweep.............................................  22
 Death Benefit..............................................  22
 Required Distributions.....................................  23
 "Free Look" Period.........................................  24
Charges and Deductions......................................  24
 Withdrawal Charge..........................................  24
 Waiver of Withdrawal Charges Rider.........................  25
 Annual Policy Maintenance Charge...........................  26
 Administration Fee.........................................  26
 Mortality and Expense Risk Charge..........................  27
 Transaction Charge.........................................  27
 Transfer Fee...............................................  27
 Premium Taxes..............................................  27
 Federal Taxes..............................................  27
 Fund Expenses..............................................  27
 Reduction in Charges for Certain Groups....................  27
Annuity Payments............................................  28
 Election of Annuity Payment Option.........................  28
 Annuity Benefit Date.......................................  28
 Annuity Payment Options....................................  28

Distribution of the Policies................................  30
Federal Tax Matters.........................................  30
Historical Performance Data.................................  34
Voting Rights...............................................  34
United Investors Life Insurance Company.....................  35
Published Ratings...........................................  35
Legal Proceedings...........................................  35
Financial Statements........................................  35
Statement of Additional Information.........................  35


The policy is not available in all states. This prospectus is not an offer to sell securities in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Glossary
========


Annuitant            The annuitant is the individual whose life expectancy
                     determines the size of annuity payments and whose actual
                     lifetime may determine the duration of annuity payments.

Annuity Benefit      The date (or dates) on which annuity payments are to start.
Date

Beneficiary          The beneficiary is the individual or individuals to whom the death benefit is paid if the owner (and any joint owner) dies before the annuity benefit date.

Business Day         A business day is Monday through Friday, except for any
                     customary U.S. business holiday when the New York Stock
                     Exchange is not open for trading, or for any customary local or regional holiday when United Investors' Home Office is closed.
                     (The policy form uses the term "Valuation Date" to refer to business days.)

Joint Annuitant      The joint annuitant, if any, is a second individual whose joint life expectancy with the annuitant determines the size of
                     annuity payments and whose actual lifetime with the
                     annuitant may determine the duration of annuity payments.

Net Purchase         The purchase payment less any deduction for premium taxes.
Payment

Owner's Designated   The owner's designated beneficiary (a joint owner, if any, or
Beneficiary          the beneficiary named in the policy) is the individual who becomes owner of the policy upon the death of an owner.

Policy Year          A policy year is a year that starts on the policy's effective date or on a policy anniversary.

Surrender Value      The policy value less any withdrawal charges, the annual policy maintenance charge, and applicable deductions for premium taxes.

We, us, our          We are United Investors Life Insurance Company.

You, your            You are the policy owner.

Summary
=======

  This is a summary of some of the more important points that you should know and consider before purchasing the Titanium Investor Variable Annuity policy.

The Policy

  The Titanium Investor Variable Annuity policy lets you invest on a tax-deferred basis for your retirement or other long-term purposes. Tax deferral allows the entire amount you have invested to remain in the policy where it can continue to produce an investment return. Therefore, your money could grow faster than in a comparable taxable investment where current income taxes would be due each year.

  You may divide your Titanium Investor annuity policy value among the fixed account and thirty-two variable subaccounts. Each subaccount invests exclusively in shares of a single mutual fund portfolio. We guarantee the principal and a minimum interest rate you will receive from the fixed account. However, the value of what you allocate to the thirty-two variable subaccounts is not guaranteed. Instead, your investment in the variable subaccounts will go up or down with the performance of the particular mutual fund portfolio you select. You may lose money on investments in the variable subaccounts.

  Like most annuity policies, different rules apply to the Titanium Investor annuity policy before and after the annuity benefit date you select for your policy. Before the annuity benefit date, you may invest more money in your policy. After the annuity benefit date, you will receive one or more annuity payments. The amount of money you accumulate in your policy before the annuity benefit date has a major effect on the size of the payments you receive after the annuity benefit date.

  This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

  There are various additional fees and charges associated with variable annuities. You should consider whether the features and benefits unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit and the guaranteed level of certain charges are appropriate for your needs. Variable annuities provide tax-deferral when purchased outside of qualified plans. However, the tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan, since the plan would already provide tax deferral in most cases.

Annuity Payments

  On the annuity benefit date, you may apply your policy value to receive fixed annuity payments, variable annuity payments or a combination. We guarantee that fixed annuity payments will remain constant throughout the payment period. However, the amount of each variable annuity payment will go up or down with the performance of the particular subaccounts you select.

  You may choose among the following ways of receiving your annuity payments:

  1. Payments for the lifetime of an individual you select (the annuitant).

  2. Payments for the lifetime of the survivor of two individuals you select (the annuitant and joint annuitant).

  3. Payments for the lifetime of an individual (the annuitant), but guaranteed to continue for various periods of between 5 years and 30 years.

  Other annuity payment options are available with our written consent.

Purchasing the Policy

  You can purchase a "qualified" policy (one that qualifies for favorable Federal income tax treatment), or you can purchase a policy on a non-qualified tax basis. For a non-qualified policy, the minimum initial investment is $2,000. For a qualified policy, the initial investment must be at least $1,200. As an exception, we will accept installments of at least $100 per month through a bank draft authorization or a pre-approved group payment method for both qualified or non-qualified policies. You can make more investments of at least $100 each before the annuity benefit date (or your age 90 if earlier).

Funding Choices

  You may allocate each new investment (and your existing policy value) among 32 variable subaccounts which invest in the following mutual fund portfolios:

AIM Variable Insurance Funds
 .  AIM V.I. Capital Appreciation Fund
 .  AIM V.I. Growth Fund
 .  AIM V.I. Growth and Income Fund
 .  AIM V.I. International Equity Fund
 .  AIM V.I. Value Fund
The Alger American Fund
 .  Alger American Growth Portfolio
 .  Alger American Income & Growth Portfolio
 .  Alger American Leveraged AllCap Portfolio
 .  Alger American MidCap Growth Portfolio
 .  Alger American Small Capitalization Portfolio
Deutsche Asset Management VIT Funds
 .  EAFE/(R)/ Equity Index Fund
 .  Small Cap Index Fund
Dreyfus Funds
 .  Dreyfus VIF-Appreciation Portfolio
 .  Dreyfus VIF-Money Market Portfolio
 .  Dreyfus VIF-Quality Bond Portfolio
 .  The Dreyfus Socially Responsible Growth
     Fund, Inc.
Evergreen Variable Trust
 .  Evergreen VA Equity Index Fund
 .  Evergreen VA Foundation Fund
 .  Evergreen VA Global Leaders Fund
 .  Evergreen VA Small Cap Value Fund
INVESCO Variable Investment Funds, Inc.
 .  INVESCO VIF- Equity Income Fund
 .  INVESCO VIF- Technology Fund
 .  INVESCO VIF- Utilities Fund
MFS/(R)/ Variable Insurance Trust/SM/
 .  MFS/(R)/ Emerging Growth Series
 .  MFS/(R)/ Growth with Income Series
 .  MFS/(R)/ Research Series
 .  MFS/(R)/ Total Return Series
Strong Variable Insurance Funds, Inc.
 .  Strong Discovery Fund II
 .  Strong Mid Cap Growth Fund II
 .  Strong Opportunity Fund II
Franklin Templeton Variable Insurance Products Trust
 .  Templeton Asset Strategy Fund - Class 2
 .  Templeton International Securities Fund - Class 2


In most states, you may also allocate purchase payments and your policy value to the fixed account. We guarantee your fixed account allocation will earn at least 3% interest per year.

Charges and Deductions

  We do not deduct any charges from your purchase payments when received, except for any premium taxes charged in your location.

  We make two types of deductions from your policy value for certain administrative expenses. First, we deduct a flat charge of $35 a year from each policy. We will waive this charge if your policy value on the policy anniversary is at least $75,000. Second, we deduct a daily charge at an effective annual rate of 0.15% of the assets of each variable subaccount.

  If you surrender your policy or make a cash withdrawal, we may deduct a withdrawal charge. This withdrawal charge is 9% of purchase payments withdrawn that are less than two years old. It decreases in additional years since we received the purchase payment deemed to be withdrawn. There is no withdrawal charge on purchase payments ten or more years old at the time they are withdrawn.

  We also do not deduct a withdrawal charge on the free withdrawal amount. In the first policy year, the free withdrawal amount is equal to the larger of:

  (a) 10% of all purchase payments received; or

  (b) 100% of earnings. Earnings are the amount by which your policy value exceeds the total purchase payments you have made.

  After the first policy year, the free withdrawal amount is equal to the larger of:

  (a) 10% of the policy value at the time of the withdrawal; or

  (b) 100% of earnings.

  For each withdrawal in excess of 12 in any one policy year, we deduct a transaction charge of the lesser of $20 or 2% of the amount withdrawn.

  You may make up to 12 transfers between subaccounts and/or the fixed account each year without charge. For each transfer in excess of 12 in one policy year, we charge a fee of $25.

  We also deduct a daily charge from the variable subaccounts to compensate us for certain mortality and expense risks. This charge is at an effective annual rate of 1.25% of assets.

  In addition, investment management fees, 12b-1 fees, and other expenses are deducted from each applicable portfolio.

  See the tables below and on the following page for a summary of these charges and deductions. (We may also deduct premium tax charges.)

Policy Owner Transaction Expenses:
---------------------------------

Maximum Transaction Charge (for each withdrawal
-----------------------------------------------
in excess of 12 per policy year............................  $20.00
-------------------------------

Transfer Fee (for each transfer in excess
-----------------------------------------
of 12 per policy year......................................  $25.00
---------------------

Withdrawal Charge (% of purchase payment being withdrawn):
---------------------------------------------------------
Years Since Purchase
      Payment       (less than)1   1     2     3     4   5   6   7   8   9   10+
--------------------------------------------------------------------------------
      Charge                   9%  9%   8.5%  8.5%  8.5% 8%  7%  6%  4%  2%   0%

Annual Policy Maintenance Charge............................  $35.00
--------------------------------

Variable Account Annual Expenses
--------------------------------
Administration Charge.......................................   0.15%
Mortality and Expense Risk Charge...........................   1.25%
                                                               -----

Total Variable Account Annual Expenses......................   1.40%

                          Portfolio (Annual Expenses)/1/
                         (% of net assets of portfolio)


                                                    Management Fee/2/   12b-1         Other/2/             Total2 Portfolio
                                                       (after any        Fees         Expenses                Expenses
                    Portfolio                           waiver)                      (after any           (after waiver or
                                                                                    reimbursement          reimbursement)
------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Fund
AIM V.I. Capital Appreciation Fund                             0.62%     None           0.11%                    0.73%
AIM V.I. Growth Fund                                           0.63%     None           0.10%                    0.73%
AIM V.I. Growth and Income Fund                                0.61%     None           0.16%                    0.77%
AIM V.I. International Equity Fund                             0.75%     None           0.22%                    0.97%
AIM V.I. Value Fund                                            0.61%     None           0.15%                    0.76%
------------------------------------------------------------------------------------------------------------------------------
The Alger American Fund
Alger American Growth Portfolio                                0.75%     None           0.04%                    0.79%
Alger American Income & Growth Portfolio                      0.625%     None          0.075%                    0.70%
Alger American Leveraged AllCap Portfolio                      0.85%     None           0.08%                    0.93%
Alger American MidCap Growth Portfolio                         0.80%     None           0.05%                    0.85%
Alger American Small Capitalization Portfolio                  0.85%     None           0.05%                    0.90%
------------------------------------------------------------------------------------------------------------------------------
Deutsche Asset Management VIT Fund
EAFE/(R)/ Equity Index Fund                                    0.26%     None           0.39%                    0.65%
Small Cap Index Fund                                           0.13%     None           0.32%                    0.45%
------------------------------------------------------------------------------------------------------------------------------
Dreyfus Funds
Dreyfus VIF - Appreciation Portfolio                           0.75%     None           0.03%                    0.78%
Dreyfus VIF - Money Market Portfolio                           0.50%     None           0.08%                    0.58%
Dreyfus VIF - Quality Bond Portfolio                           0.65%     None           0.09%                    0.74%
The Dreyfus Socially Responsible Growth Fund, Inc.             0.75%     None           0.04%                    0.79%
------------------------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust
Evergreen VA Equity Index Fund/3/                              0.00%     None           0.31%                    0.31%
Evergreen VA Foundation Fund                                   0.83%     None           0.12%                    0.95%
Evergreen VA Global Leaders Fund                               0.76%     None           0.25%                    1.01%
Evergreen VA Small Cap Value Fund                              0.59%     None           0.42%                    1.01%
------------------------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds, Inc.
INVESCO VIF - Equity Income Fund/4/                            0.75%     None           0.42%                    1.17%
INVESCO VIF - Technology Fund                                  0.75%     None           0.56%                    1.32%
INVESCO VIF - Utilities Fund4                                  0.60%     None           0.61%                    1.21%
------------------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Variable Insurance Trust/SM/
MFS/(R)/ Emerging Growth Series                                0.75%     None           0.09%                    0.84%
MFS/(R)/ Growth with Income Series                             0.75%     None           0.13%                    0.88%
MFS/(R)/ Research Series                                       0.75%     None           0.11%                    0.86%
MFS/(R)/ Total Return Series                                   0.75%     None           0.15%                    0.90%
------------------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.
Strong Discovery Fund II                                       1.00%     None           0.14%                    1.14%
Strong Mid Cap Growth Fund II                                  1.00%     None           0.15%                    1.15%
Strong Opportunity Fund II                                     1.00%     None           0.14%                    1.14%
------------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products
 Trust/5/                                                      0.60%        0.25%       0.18%                    1.03%
Templeton Asset Strategy Fund - Class 2/6/                     0.69%        0.25%       0.19%                    1.13%
Templeton International Securities Fund - Class 2/6/
------------------------------------------------------------------------------------------------------------------------------

1 These expenses are deducted directly from the assets of the underlying mutual fund portfolios and therefore reduce their net asset value. The investment adviser of each underlying mutual fund supplied the above information, and we have not independently verified it. The expenses shown are those incurred for the year ended December 31, 1999. Current or future expenses may be greater or less than those shown. See the underlying mutual funds' prospectus for more complete information.

2 With respect to certain portfolios, the portfolio's investment adviser is waiving part of all of its Management Fee and reimbursing part of all of the Other Expenses. Absent the waivers or reimbursements, the 1999 expenses of these portfolios would have been as indicated below:


                                                                                Other Expenses    Total Portfolio
                                                                                  (before any     Annual Expenses
                    Portfolio                         Management Fee     12b-1   reimbursement   (before waiver or
                                                    (before any waiver)  Fees                      reimbursement)
------------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE/(R)/ Equity Index Fund                  0.44%          None       0.69%               1.13%
------------------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap Index Fund                         0.35%          None       0.83%               1.18%
------------------------------------------------------------------------------------------------------------------
Evergreen VA Equity Index Fund                            0.40%          None       0.42%               0.82%
------------------------------------------------------------------------------------------------------------------
Evergreen VA Global Leaders Fund                          0.95%          None       0.25%               1.20%
------------------------------------------------------------------------------------------------------------------
Evergreen VA Small Cap Value Fund                         0.95%          None       0.42%               1.37%
------------------------------------------------------------------------------------------------------------------
INVESCO VIF-Equity Income Fund                            0.75%          None       0.78%               1.53%
------------------------------------------------------------------------------------------------------------------
INVESCO VIP-Utilities Fund                                0.60%          None       1.08%               1.68%
------------------------------------------------------------------------------------------------------------------
Strong Mid Cap Growth Fund II                             1.00%          None       0.17%               1.17%
------------------------------------------------------------------------------------------------------------------


3 The Evergreen VA Equity Index Fund inception date is September 30, 1999. The expenses for this fund are estimates for its first year of operations.

4 The INVESCO VIF-Equity Income Fund and INVESCO VIF-Utilities Fund expense information presented in the table has been restated to reflect a change in the administrative service fee.

5 Class 2 of the Franklin Templeton Variable Insurance Products Trust has a distribution plan or "Rule 12-b-1 plan" that is described in the Fund's prospectus.

6 On February 8, 2000, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin Templeton Variable Insurance Products Trust ("VIP"). The VIP shareholders approved new management fees, which apply to the combined fund effective May 1, 2000. The table shows total expenses based on the new fees and the assets of the fund as of December 31, 1999 and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after May 1, 2000 would be estimated as: Templeton Asset Strategy Fund Management Fee 0.60%, 12b-1 Fee 0.25%, Other Expenses 0.14%, and Total Expenses 0.99%; Templeton International Securities Fund Management Fee 0.65%, 12b-1 Fee 0.25%, Other Expenses 0.20%, and Total Expenses 1.10%.

Examples. The following tables give examples of expenses you might pay, on a $1,000 investment, assuming a 5% annual return on assets.

  If you surrender your policy at the end of the applicable time period, you would pay the following expenses:


Portfolio                                                                        1 Year               3 Years
------------------------------------------------------------------------  --------------------  -------------------
AIM Variable Insurance Funds
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. Capital Appreciation Fund
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. Growth Fund
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. International Equity Fund
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. Value Fund
-------------------------------------------------------------------------------------------------------------------
The Alger American Fund
-------------------------------------------------------------------------------------------------------------------
   Alger American Growth Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American Income & Growth Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American MidCap Growth Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American Small Capitalization Portfolio
-------------------------------------------------------------------------------------------------------------------
Deutsche Asset Management VIT Funds
-------------------------------------------------------------------------------------------------------------------
   EAFE/(R)/ Equity Index Fund
-------------------------------------------------------------------------------------------------------------------
   Small Cap Index Fund
-------------------------------------------------------------------------------------------------------------------
Dreyfus Funds
-------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Appreciation Portfolio
-------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Money Market Portfolio
-------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Quality Bond Portfolio
-------------------------------------------------------------------------------------------------------------------
   The Dreyfus Socially Responsible Growth Fund, Inc.
-------------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Equity Index Fund
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Foundation Fund
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Global Leaders Fund
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Small Cap Value Fund
-------------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds, Inc.
-------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Equity Income Fund
-------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Technology Fund
-------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Utilities Fund
-------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Variable Insurance Trust/SM/
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/  Emerging Growth Series
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Growth with Income Series
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Research Series
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Total Return Series
-------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.
-------------------------------------------------------------------------------------------------------------------
   Strong Discovery Fund II
-------------------------------------------------------------------------------------------------------------------
   Strong MidCap Growth Fund II
-------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
-------------------------------------------------------------------------------------------------------------------
   Templeton Asset Strategy Fund
-------------------------------------------------------------------------------------------------------------------
   Templeton International Securities Fund
-------------------------------------------------------------------------------------------------------------------

  If you do not surrender or you annuitize your policy at the end of the applicable time period, you would pay the following expenses:

Portfolio                                                                        1 Year               3 Years
------------------------------------------------------------------------  --------------------  -------------------
AIM Variable Insurance Funds
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. Capital Appreciation Fund
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. Growth Fund
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. International Equity Fund
-------------------------------------------------------------------------------------------------------------------
   AIM V.I. Value Fund
-------------------------------------------------------------------------------------------------------------------
The Alger American Fund
-------------------------------------------------------------------------------------------------------------------
   Alger American Growth Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American Income & Growth Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American MidCap Growth Portfolio
-------------------------------------------------------------------------------------------------------------------
   Alger American Small Capitalization Portfolio
-------------------------------------------------------------------------------------------------------------------
Deutsche Asset Management VIT Funds
-------------------------------------------------------------------------------------------------------------------
   EAFE/(R)/ Equity Index Fund
-------------------------------------------------------------------------------------------------------------------
   Small Cap Index Fund
-------------------------------------------------------------------------------------------------------------------
Dreyfus Funds
-------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Appreciation Portfolio
-------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Money Market Portfolio
-------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Quality Bond Portfolio
-------------------------------------------------------------------------------------------------------------------
   The Dreyfus Socially Responsible Growth Fund, Inc.
-------------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Equity Index Fund
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Foundation Fund
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Global Leaders Fund
-------------------------------------------------------------------------------------------------------------------
   Evergreen VA Small Cap Value Fund
-------------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds, Inc.
-------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Equity Income Fund
-------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Technology Fund
-------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Utilities Fund
-------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Variable Insurance Trust/SM/
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Emerging Growth Series
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Growth with Income Series
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Research Series
-------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Total Return Series
-------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.
-------------------------------------------------------------------------------------------------------------------
   Strong Discovery Fund II
-------------------------------------------------------------------------------------------------------------------
   Strong MidCap Growth Fund II
-------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II
-------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
-------------------------------------------------------------------------------------------------------------------
   Templeton Asset Strategy Fund
-------------------------------------------------------------------------------------------------------------------
   Templeton International Securities Fund
-------------------------------------------------------------------------------------------------------------------

  The purpose of these tables is to assist you in understanding the various costs and expenses that you will bear, directly and indirectly. These tables reflect the expenses of the variable amount and the underlying mutual fund portfolios. These examples reflect the $35 annual policy maintenance charge as a deduction of _____% of assets in the variable subaccounts, based on an anticipated average policy value of $_________________. These examples do not reflect any premium tax charges.

  These examples are not intended to represent past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% return is purely hypothetical. Actual returns (investment performance) will vary, and may be more or less than 5%.

Taxes

  You are generally required to pay taxes on amounts earned in a non-qualified policy only when they are withdrawn. When you take distributions or withdrawals from your policy, taxable earnings (if any) are considered to be paid out first, followed by your investment in the policy.

  You are generally required to pay taxes on all amounts withdrawn from a qualified policy because in most cases purchase payments were made with before-tax dollars. You are not required to pay taxes on distributions of purchase payments made with after-tax dollars.

  Distributions from the policy are taxed as ordinary income. You may owe a 10% Federal tax penalty for distributions or withdrawals taken before age 59 1/2.

Surrender and Withdrawals

  You may surrender the policy before the annuity benefit date for the surrender value, which is the policy value less any withdrawal charge, the annual contract maintenance charge, and any premium tax charge.

  You may make a withdrawal of cash from your surrender value. The withdrawal must be at least $250, and the policy value remaining after the withdrawal must be at least $2,000.

  Surrenders and withdrawals may be taxable, and if taken before age 59 1/2 then a 10% tax penalty may apply.

  You cannot surrender the policy or make a withdrawal after the annuity benefit date.

Death Benefit

  The policy provides a death benefit if any policy owner dies before the annuity benefit date. We will pay the death benefit in a lump sum or as a series of annuity payments.

  The death benefit is the greatest of:

  (a) the total purchase payments you have invested in the policy (less any withdrawals you have made and withdrawal charges); or

  (b) your policy value at the time the death benefit is paid; or

  (c) the highest of your policy value on the fifth anniversary date, and every fifth anniversary thereafter prior to the policy owner's or any joint owner's 80h birthday (or the annuitant's 80th birthday if the policy owner is not a natural person), plus any purchase payments made since then, less any withdrawals you have made, and withdrawal charges you have incurred since then.

Other Information

  Free Look: You may cancel the policy by returning it within 10 days after you receive it. When we receive the returned policy, we will cancel it and generally refund your policy value plus any contract fees and other charges paid. In some states we will refund the full amount of your purchase payments instead. (The "free look" period may be longer in some states.)

  Automatic Partial Withdrawals:   You may arrange for automatic partial
withdrawals of the same dollar amount to be made every month, three months, six months, or twelve months. Automatic partial withdrawals cannot exceed the free withdrawal amount in any one policy year. Automatic partial withdrawals are not subject to the $250 minimum amount, or to the transaction charge for more than 12 withdrawals in any one policy year. These withdrawals may be taxable, and you may also incur a 10% Federal tax penalty before age 59 1/2.

  Waiver of Withdrawal Charges Rider: If your policy includes the waiver of withdrawal charges rider, we will waive withdrawal charges under certain conditions if you (1) become confined in a qualified nursing home, qualified hospital, or qualified hospice care program; (2) become totally disabled; or
(3) are diagnosed with a terminal illness.

  Transfers:   Before the annuity benefit date, you may transfer all or part of your policy value among the 33 funding choices. However, you may transfer out of the fixed account only once a policy year (except dollar cost averaging, automatic asset rebalancing or interest sweep transfers). Other restrictions may apply, especially to fixed account transfers.

  After the annuity benefit date, the annuitant may reallocate the annuity interest among the variable subaccounts or from the variable subaccounts to the fixed account once each policy year. However, after the annuity benefit date, transfers from the fixed account to the variable subaccounts are not permitted.

  Dollar Cost Averaging:   Before the annuity benefit date, you may have
automatic transfers of a pre-determined amount made from the fixed account or the money market variable subaccount to any of the other variable subaccounts. Certain minimums and other restrictions apply.

  Automatic Asset Rebalancing: Before the annuity benefit date, this option allows you to have automatic transfers occur at selected intervals to rebalance your policy value according to your current premium allocation instructions. Certain minimums and other restrictions apply.

  Interest Sweep: This option allows you to transfer interest earned on the fixed account to any combination of the thirty-two variable subaccounts. Certain minimums and other restrictions apply.

  Financial Information: Our financial statements are in the Statement of Additional Information. There are no financial statements for the Variable Account because as of the date of this prospectus the Variable Account has not commenced operations.

Inquiries

  If you have questions about your policy or need to make changes, contact your financial representative who sold you the policy, or contact us at:

                    United Investors Life Insurance Company
                           Variable Products Division
                                P. O. Box 10287
                         Birmingham, Alabama 35202-0287
                           Telephone:  1-800-340-3787

  NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should carefully read this entire prospectus and the prospectus of the portfolios which accompany this prospectus before investing. For qualified policies, the requirements of a particular retirement plan, an endorsement to the policy, or limitations or penalties imposed by the Internal Revenue Code may impose limits or restrictions on purchase payments, surrenders, distributions or benefits, or on other provisions of the policy. This prospectus does not describe these limitations or restrictions. (See "Federal Tax Matters.")

Titanium Annuity Variable Account
================================

  The variable subaccounts are divisions of the Titanium Annuity Variable Account (the "Variable Account"). We established the Variable Account as a segregated asset account on September 15, 1999. The Variable Account will receive and invest the premiums allocated to the variable subaccounts. Our Variable Account is currently divided into 32 subaccounts. Each subaccount invests exclusively in shares of a single mutual fund portfolio. Income, gains and losses arising from the assets of each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or arising out of any other business we may conduct.

  The assets in the Variable Account are our property. However, the assets allocated to the variable subaccounts under the policy are not chargeable with liabilities arising out of any other business that we may conduct.

  The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It meets the definition of a "separate account" under the Federal securities law. However, the SEC does not supervise the management or investment practices or policies of the Variable Account or us.

The Portfolios

  Each subaccount of the Variable Account invests exclusively in shares of a particular mutual fund portfolio. The assets of each portfolio are separate from the assets of the other portfolios. Thus, each portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other portfolio.

  The investment objectives and policies of each mutual fund portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of risks, is in the prospectuses of the portfolios which accompany this prospectus.

  The following 32 mutual fund portfolios are currently offered to policy owners through the subaccounts of the Variable Account:


Portfolio                                       Investment Objective and Certain Policies
----------------------------------------------------------------------------------------------------------------
AIM V.I. Capital         Seeks growth of capital through investment in common stocks, with emphasis on small
Appreciation Fund        and medium sized growth companies. Focus is on companies believed to be likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.
----------------------------------------------------------------------------------------------------------------
AIM V.I.                 Seeks growth of capital primarily by investing in seasoned and better capitalized
Growth Fund              companies considered to have strong earnings momentum.
----------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and      Seeks growth of capital with a secondary objective of current income. Focus is on
Income Fund              securities of established companies that have long-term, above-average growth in earnings and dividends, and growth companies that have potential for above-average growth in earnings and dividends.
----------------------------------------------------------------------------------------------------------------
AIM V.I                  Seeks long-term growth of capital by investing in a diversified portfolio of
International            international equity securities whose issuers are considered to have strong earnings
Equity Fund              momentum. The Fund primarily invests in equity securities of foreign companies, emphasizing investment in companies in the developed countries of Western Europe and the Pacific Basin.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
AIM V.I.                 Seeks long-term growth of capital by investing primarily in equity securities judged
Value Fund               by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.
----------------------------------------------------------------------------------------------------------------
Alger American           Seeks long-term capital appreciation. It focuses on growing companies that generally
Growth Portfolio         have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.
----------------------------------------------------------------------------------------------------------------
Alger American           Primarily seeks to provide a high level of dividend income; its secondary goal is to
Income and Growth        provide capital appreciation. The portfolio invests in dividend paying equity
Portfolio                securities, such as common or preferred stocks, preferably those which the Manager believes also offer opportunities for capital appreciation.
----------------------------------------------------------------------------------------------------------------
Alger American           Seeks long-term capital appreciation. Under normal circumstances, the portfolio
Leveraged AllCap         invests in the equity securities of companies of any size which demonstrate promising
Portfolio                growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
----------------------------------------------------------------------------------------------------------------
Alger American           Seeks long-term capital appreciation. It focuses on mid-size companies with promising
MidCap Growth Portfolio  growth potential.  Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P/(R)/ MidCap 400 Index.
----------------------------------------------------------------------------------------------------------------
Alger American           Seeks long-term capital appreciation. It focuses on small, fast-growing companies that
Small Capitalization     offer innovative products, services or technologies to a rapidly expanding
Portfolio                marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000/(R)/ Growth Index or the S&P/(R)/ SmallCap 600 Index.
----------------------------------------------------------------------------------------------------------------
Deutsche VIT EAFE/(R)/   Seeks to match as closely as possible, and before expenses, the risk and return
Equity Index Fund        characteristics of the Morgan Stanley Capital International (MSCI) EAFE Index, which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.
                         The Fund may also use stock index futures and options.
----------------------------------------------------------------------------------------------------------------
Deutsche VIT Small Cap   Seeks to match as closely as possible, and before expenses, the risk and return
Index Fund               characteristics of the Russell 2000 Small Stock Index which emphasizes stocks of small
                         United States companies. The Fund may also use stock index futures and options.
----------------------------------------------------------------------------------------------------------------
Dreyfus                  Seeks long-term capital growth consistent with the preservation of capital; current
VIF-Appreciation         income is a secondary goal. The portfolio invests in common stocks focusing on 'blue
Portfolio                chip' companies with total market values of more than $5 billion at the time of purchase.
----------------------------------------------------------------------------------------------------------------
Dreyfus VIF-Money        Seeks as high a level of current income as is consistent with the preservation of
Market Portfolio         capital and the maintenance of liquidity. The portfolio invests in a diversified portfolio of high-quality, short-term debt securities.
----------------------------------------------------------------------------------------------------------------
Dreyfus VIF-Quality      Seeks to maximize current income as is consistent with the preservation of capital and
Bond Portfolio           the maintenance of liquidity. The portfolio invests at least 80% of net assets in fixed-income securities, including mortgage-related securities, collateralized mortgage obligations and asset-backed securities, that, when purchased, are rated A or better, and in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities.
----------------------------------------------------------------------------------------------------------------
Dreyfus Socially         Seeks to provide capital growth, with current income as a secondary goal.  To pursue
Responsible Growth       these goals, the fund invests primarily in the common stock of companies that, in the
Fund, Inc.               opinion of the fund's management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
 Evergreen VA Equity     Seeks investment results that achieve price and yield performance similar to the
 Index Fund              Standard and Poor's 500 Composite Stock Price Index (S&P 500 Index). The fund's investment advisor uses a passive management approach and purchases all or a representative sample of the stocks comprising the S&P 500 Index which is an un-managed index of 500 common stocks chosen to reflect the industries of the U.S.
                         economy and is often considered a proxy for the stock market in general.
----------------------------------------------------------------------------------------------------------------
 Evergreen VA            Seeks, in order of priority, reasonable income, conservation of capital and capital
 Foundation Fund         appreciation. The fund invests principally in a combination of common stocks, securities convertible into or exchangeable for common stocks and fixed income securities.  Common stocks are selected based on a combination of financial strength and estimated growth potential.  Fixed income securities are selected based on investment advisor's projections of interest rates, varying amounts and maturities in order to achieve capital protection and, when possible, capital appreciation.  Under normal circumstances, the Fund anticipates that at least 25% of its net assets will consist of fixed income securities.
----------------------------------------------------------------------------------------------------------------
 Evergreen VA Global     Seeks to provide investors with long-term capital growth. The fund normally invests at
 Leaders Fund            least 65% of its assets in a diversified portfolio of U.S. and non-U.S. equity securities of companies located in the world's major industrialized countries.  The
                         Fund will make investments in no less than three countries, which may include U.S., but may invest more than 25% of its total assets in one country.  The Fund invests only in the best 100 companies which are selected by the investment advisor based on qualitative and quantitative criteria such as high return on equity, consistent earnings growth and established market presence.
----------------------------------------------------------------------------------------------------------------
 Evergreen VA Small      Seeks current income and capital growth in the value of its shares. The fund invests
 Cap Value Fund          primarily in common stocks and convertible preferred stocks of small companies (less than $1 billion in market capitalization). The fund seeks to limit the investment risk of small company investing by seeking stocks that produce regular income and trade below what the manager considers their intrinsic value. The fund looks specifically for various growth triggers, or catalysts, that will bring the stock's price into line with its actual or potential value, such as new products, new management, changes in regulation and/or restructuring potential.
----------------------------------------------------------------------------------------------------------------
 INVESCO VIF-            Primary goal is high current income. Capital growth is a  secondary objective in the
 Equity Income Fund      selection of portfolio securities. The fund normally invests at least 65% of its assets in dividend-paying common and preferred stocks. Although it focuses on the stocks of larger companies with a strong record of paying dividends, the Fund's assets may be invested in equity securities that do not pay regular dividends.

----------------------------------------------------------------------------------------------------------------
 INVESCO VIF-            Seeks capital appreciation and invests in strong growth companies engaged in various
 Technology Fund         technology-related industries. Although the funds can invest in debt securities, it primarily invests in equity securities that are believed will rise in price faster than other investments, as well as other investments whose value is based upon the values of equity securities. The fund tends to be more volatile than other mutual funds, and the value of its portfolio investments tend to go up and down more rapidly.
                         As a result, the value of a fund share may rise or fall rapidly.
----------------------------------------------------------------------------------------------------------------
 INVESCO VIF-            Seeks capital growth and income through investments in companies that produce,
 Utilities Fund          generate, transmit or distribute natural gas or electricity, and in companies that provide telecommunication services including local, long distance and wireless. Stock selections are based on the merits of the individual companies, but weighting within the various industry segments are monitored to prevent extreme tilts in the fund. The fund tends to be more volatile than other mutual funds, and the value of its portfolio investments tend to go up and down more rapidly. As a result, the value of a fund share may rise or fall rapidly.
----------------------------------------------------------------------------------------------------------------
 MFS/(R)/ Emerging       Seeks to provide long-term growth of capital. The series normally invests at least 65%
 Growth Series           of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
 MFS/(R)/ Growth With    Seeks to provide reasonable current income and long-term growth of capital and income.
 Income Series           The series normally invests at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities. The series generally focuses on companies with larger market capitalizations that are believed to have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow.
----------------------------------------------------------------------------------------------------------------
 MFS/(R)/ Research       Seeks to provide long-term growth of capital and future income.  The series normally
 Series                  invests at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.  The series focuses on companies believed to have favorable prospects long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share, and superior management.
----------------------------------------------------------------------------------------------------------------
 MFS/(R)/ Total Return   Seeks primarily to provide above-average income (compared to a portfolio invested
 Series                  entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide opportunity for growth of capital and income.  The series is a
                         "balanced fund" and invests in a combination of equity and fixed income securities.
----------------------------------------------------------------------------------------------------------------
 Strong Discovery Fund   Seeks capital growth. The fund invests in a diversified portfolio of common stocks
 II                      from small, medium, and large-capitalization companies. The fund has an active trading approach.
----------------------------------------------------------------------------------------------------------------
 Strong Mid Cap Growth   Seeks capital growth. The fund invests at least 65% of its assets in stocks of
 Fund II                 medium-capitalization companies that the fund's managers believe have favorable prospects for accelerating growth of earnings but are selling at reasonable valuations based on earnings, cash flow, or asset value. The fund has an active trading approach.
----------------------------------------------------------------------------------------------------------------
 Strong Opportunity      Seeks capital growth. The fund invests primarily in stocks of medium-capitalization
  Fund II                companies that the fund's manager believes are underpriced, yet have attractive growth prospects based on a company's "private market value," the price an investor would be willing to pay for the entire company given its management, financial health, and growth potential.
----------------------------------------------------------------------------------------------------------------
 Templeton Asset         Seeks a high level of total return. Invests in equity securities of companies of any
 Strategy Fund           nation, debt securities of companies and governments of any nation, and in money market instruments. The mix of investments will be adjusted to capitalize on total return potential produced by changing economic conditions throughout the world, including emerging markets.  (Previously Templeton Asset Allocation Fund)
----------------------------------------------------------------------------------------------------------------
 Templeton               Seeks long-term capital growth. Invests primarily in equity securities of companies
 International           located outside the United States, including emerging markets.  (Previously Templeton
 Securities Fund         International Fund)
----------------------------------------------------------------------------------------------------------------

  Each mutual fund portfolio is designed to provide an investment vehicle for variable annuity and variable life insurance contracts issued by various insurance companies. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the prospectuses of the portfolios which accompany this prospectus.

  These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.
However, the investment objectives and policies of certain portfolios available under the policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

  We may receive payments or revenues from some or all of the mutual fund portfolios or their investment advisers. The amount we receive may be different for different portfolios and may depend on how much of our policy value is invested in the applicable portfolios.

Fixed Account
=============

  The funding choice guaranteeing your principal and a minimum fixed rate of interest is called the "fixed account." It is not registered under the Securities Act of 1933, and it is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the fixed account has not been reviewed by the staff of the SEC.

  The fixed account is a part of our general account, which includes all of our assets other than those in any separate account. We guarantee that we will credit interest at a rate of not less than 3% per year to investment amounts allocated to the fixed account. We may credit interest at a rate in excess of 3% per year, but any excess interest credited will be determined in our sole discretion. The policy owner assumes the risk that interest credited to the fixed account may not exceed 3% per year. The fixed account may not be available in all states.

  As the policy owner, you determine the allocation of policy value to the fixed account. Before the annuity benefit date, you may transfer all or part of the values held in the fixed account to one or more of the variable subaccounts once per policy year. This restriction will not apply to automatic transfers from the fixed account in the dollar cost averaging, interest sweep, or automatic asset rebalancing options. After the annuity benefit date, transfers out of the fixed account are not allowed. After the annuity benefit date, values in the variable subaccounts may be transferred to the fixed account only once per policy year. (See "Transfers.")

The Policy
==========

  The policy is a deferred variable annuity. Your rights and benefits as owner of the policy are described below and in the policy. However, we reserve the right to modify the policy to comply with any law or regulation, or to give you the benefit of any law or regulation, where permitted by state law.

Issuance of a Policy

  If you wish to purchase a policy, you must complete an application and send it to our home office. We will generally accept your application if it conforms to our requirements, but we reserve the right to reject any application or purchase payment. If the application can be accepted in the form received, the initial net purchase payment will be applied within two business days after the latter of receipt of the application or receipt of the initial purchase payment. If the initial net purchase payment cannot be applied within five business days after receipt because the application is incomplete, we will contact you with an explanation for the delay. Your initial purchase payment will be returned at that time unless you consent to our retaining and applying it as soon as the remaining application requirements are met. (The net purchase payment is your purchase payment less any charge for premium taxes).

  Both you (the policy owner) and the annuitant (if different) must be 90 years old or less when you purchase a policy.

  The policy will only become effective when we accept your application.

Purchase Payments

  The initial purchase payment for non-qualified policies must be at least $2,000. For qualified policies, the initial purchase payment must be at least $1,200. As an exception, if purchase payments will be made by means of a bank draft authorization or a group payment method approved in advance by us, we will accept installments of $100 per month for the first year. Additional purchase payments may be in amounts of $100 or more.

  If you make no purchase payments during a 24-month period and your previous purchase payments total less than $2,000, we have the right to cancel your policy by paying you the policy value in a lump sum, after a 30-day notice, unless during that time you make an additional purchase payment.

  No additional purchase payments may be made after the annuity benefit date, or on or after the policy anniversary following the owner's or any joint owner's 90th birthday (or the annuitant's 90th birthday if the owner is not a natural person).

Allocation of Purchase Payments

  You determine in the application how the initial net purchase payment will be allocated among the variable subaccounts and the fixed account. You may use any whole percentage to allocate your purchase payments, from 0% to 100%.

  On your policy's effective date, the initial net purchase payment will be allocated among the variable subaccounts and the fixed account according to your allocation instructions.

  If we receive an additional purchase payment, we will allocate the net purchase payment among the funding choices according to your instructions. These will be the allocations you specify in the application, or new instructions you provide.

  Your policy value will vary with the investment performance of the variable subaccounts you select. You bear the entire risk for amounts allocated to the variable subaccounts. You should periodically review your allocations of policy value in light of all relevant factors, including market conditions and your overall financial planning requirements.

Policy Value

  Your policy value prior to the annuity benefit date is equal to:

  (a) your variable account value; plus

  (b) your fixed account value.

  Variable Account Value.   Your variable account value is not guaranteed. It
equals the sum of the values of the variable subaccounts under the policy. The value of each variable subaccount is calculated on each business day. Business days generally are Monday through Friday, except holidays when the New York Stock Exchange or United Investors' Home Office is closed.

  On your policy's effective date, your variable account value is equal to the portion of the initial net purchase payment allocated to the variable subaccounts. On any business day thereafter, the value of each variable subaccount under your policy equals:

  (a) the value of the subaccount on the preceding business day multiplied by the appropriate net investment factor (described in the Statement of Additional Information) for the current business day; plus

  (b) the amount of any net purchase payments allocated to the subaccount during the current business day; plus

  (c) the amount of any transfers from other subaccounts or from the fixed account to the subaccount during the current business day; minus

  (d) the amount of any withdrawals (including any withdrawal charge or transaction charge) from the subaccount during the current business day; minus

  (e) the amount of any transfers (including any transfer charge) to other subaccounts or to the Fixed Account from the subaccount during the current business day; minus

  (f) the portion of the annual contract maintenance charge allocated to the subaccount during current business day; minus

  (g) the portion of any deduction for premium taxes allocated to the subaccount during the current business day.

  Deductions (f) and (g) will be made from each subaccount in the same proportion that the value of the subaccount bears to your entire policy value.

  Fixed Account Value.   At the end of any business day, your fixed account
value is equal to:

  (a) the fixed account value at the end of the previous business day; plus

  (b) the sum of all net purchase payments allocated to the fixed account during the current business day; plus

  (c) any amounts transferred into the fixed account during the current business day; plus

  (d) total interest credited during the current business day; less

  (e) any amounts transferred out of the fixed account (including any transfer charge) during the current business day; less

  (f) the portion of any withdrawals, withdrawal charges, and transaction charges allocated to the fixed account during the current business day; less

  (g) the portion of the annual contract maintenance charge and premium taxes allocated to the fixed account during the current business day.

The annual contract maintenance charge will only be deducted from the fixed
account to the extent that                  interest has been credited in excess
of the guaranteed interest rate of 3% during the preceding policy year.

Surrender and Withdrawals

  Withdrawals.   You may make a withdrawal from your surrender value prior to the annuity benefit date. You must send a written request to our home office in a form acceptable to us. A withdrawal must be for at least $250 (except for automatic partial withdrawals), and your remaining policy value must be at least $2,000 after a withdrawal. If your policy value would be less than $2,000, we will treat the request for a withdrawal as a request for complete surrender of your policy. We will ordinarily pay a withdrawal within seven days of receipt of your written request (unless the check for your purchase payment has not yet cleared your bank). We may defer payment of any amounts from the fixed account for up to six months. If we defer payment for more than 30 days, we will pay interest on the amount deferred at a rate not less than 3% per year.

  The surrender value is the policy value less any withdrawal charge, annual contract maintenance charge, and premium tax deduction.

  You can specify that the withdrawal should be made from a particular funding choice (or choices). If you do not specify this, then the withdrawal will be made from the funding choices in the same proportions that their values bear to your total policy value.

  You may request up to 12 withdrawals per policy year without a transaction charge. If you request more than these 12 withdrawals, there will be a $20 transaction charge (or 2% of the amount withdrawn, if less) for each additional withdrawal during that policy year (except for automatic partial withdrawals). Also, withdrawal charges of up to 9% may apply to withdrawal amounts in a policy year that exceed the free withdrawal amount. (See "Withdrawal Charge" and "Transaction Charge.") Any transaction charge or withdrawal charge will be deducted from your remaining policy value, or from the amount paid if your remaining policy value is insufficient. No withdrawals may be made after the annuity benefit date.

  Withdrawals may be subject to a 10% Federal tax penalty and to income tax. (See "Federal Tax Matters.")

  Automatic Partial Withdrawals.   You may also establish automatic partial
withdrawals by submitting a one-time written request. These automatic partial withdrawals of a fixed dollar amount may be requested on a monthly, quarterly, semi-annual or annual basis. The maximum amount of automatic partial withdrawals in any one policy year is the free withdrawal amount. Automatic partial withdrawals are only available before the annuity benefit date. They are not subject to the $250 minimum, and the $20 transaction charge does not apply. Withdrawals will continue until your policy value is exhausted, unless you stop them earlier by submitting a written request.

  Automatic partial withdrawals are subject to all the other policy provisions and terms. If an additional withdrawal is made from a policy participating in automatic partial withdrawals, the automatic partial withdrawals will terminate automatically and may be resumed only on or after the next policy anniversary.

  Automatic partial withdrawals may be subject to a 10% Federal tax penalty and to income tax. (See "Federal Tax Matters.")

  Surrender.   You may surrender your policy for its surrender value, by sending a written request to our home office. (The withdrawal charge, described below, is only applicable if a surrender occurs in the first ten years following receipt of a purchase payment.) A surrender will ordinarily be paid within seven days of receipt of your written request (unless the check for a purchase payment has not yet cleared your bank). Your policy will terminate as of the date we receive your written request for surrender. Surrenders are generally taxable transactions, and may be subject to a 10% Federal tax penalty. (See "Federal Tax Matters.") No surrender may be made after the annuity benefit date.

  Restrictions Under the Texas ORP and Section 403(b) Plans.   The Texas
Educational Code does not permit participants in the Texas Optional Retirement Program ("ORP") to withdraw or surrender their interest in a variable annuity contract issued under the ORP except upon:

  (a) termination of employment in the Texas public institutions of higher education;

  (b) retirement; or

  (c) death.

Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed.

  Similar restrictions apply to variable annuity contracts used as funding vehicles for Section 403(b) retirement plans. Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. As required by Section 403(b), any policy used for a Section 403(b) plan will prohibit distributions of:

  (a) elective contributions made in years beginning after December 31, 1988;

  (b) earnings on those contributions; and

  (c) earnings on amounts attributable to elective contributions held as of the end of the last year beginning before January 1, 1989.

However, distributions of such amounts will be allowed upon:

  (a) death of the employee;

  (b) reaching age 59 1/2;

  (c) separation from service;

  (d) disability; or

  (e) financial hardship (except that income attributable to elective contributions may not be distributed in the case of hardship).

  Restrictions Under Other Qualified Policies. Other restrictions on surrenders or with respect to the election, commencement, or distributions of benefits may apply under qualified policies or under the terms of the plans for which qualified policies are issued.

Transfers

  Transfers of Policy Value. You may transfer all or part of your variable account value out of a variable subaccount (to one or more of the other variable subaccounts or to the fixed account) at any time before the annuity benefit date.

  Each transfer must be for at least $100, and the value remaining in the subaccount or fixed account after the transfer must be at least $100 (if it would be less, we will transfer the entire amount out of that subaccount or fixed account).

  You may make 12 transfers in a policy year free of charge. For each transfer in excess of 12 in a single policy year we deduct a $25 transfer fee from your policy value. Transferring from one variable subaccount into two or more other variable subaccounts counts as one transfer request. However, transferring from two variable subaccounts into one variable subaccount counts as two transfer requests. Transfers from the fixed account are counted in the same manner. If a transfer is made out of the fixed account, we reserve the right to prohibit transfers into the fixed account for six months from the transfer date.

  You may transfer all or a part of your fixed account value to one or more of the variable subaccounts once per policy year before the annuity benefit date. In addition, each policy year we reserve the right to limit any amount transferred from the fixed account to a variable subaccount to the greater of:

  (a) 25% of the prior policy anniversary's fixed account value; or

  (b) the amount of the prior policy year's transfer.

  These restrictions on transfers out of the fixed account do not apply to transfers for dollar cost averaging, automatic asset rebalancing, or automatic interest sweeps. (See "Dollar Cost Averaging," "Automatic Asset Rebalancing," and "Interest Sweep".) In addition, transfers under these programs do not count against the twelve free transfers per year.

  We will make each transfer at the end of the first business day during which or after which we receive a valid, complete transfer request.

  Transfers of Annuity Units. After the annuity benefit date, the annuitant may transfer annuity units among the variable subaccounts or from the variable subaccounts to the fixed account, once per policy year. These transfers will be made as of the next Annuity Payment Date. Transfers from the fixed account to the variable subaccounts are not allowed after the annuity benefit date.

  Transfer Procedures. Transfers may be made by a written request to our home office or by calling us if a written authorization for telephone transfers is on file. We have the authority to honor any telephone transfer request believed to be authentic. We employ reasonable procedures to confirm that instructions communicated by telephone are genuine. For example, you may be required to use a personal identification number to initiate a telephone transfer. We will not be liable for the consequences of a fraudulent telephone transfer request we believe to be authentic. As a result, you bear the risk of loss arising from such a fraudulent request if you give us authorization for telephone transfers.

  We may suspend or modify these transfer privileges at any time.

Dollar Cost Averaging

  The dollar-cost averaging program permits you to systematically transfer an amount from the fixed account or the money market variable subaccount to any of the other variable subaccounts on a periodic basis prior to the annuity benefit date. The amount transferred may be (1) a specified dollar amount from each account, (2) a percentage of the value in each account, or (3) an amount determined from a beginning date to an ending date you select, by reducing the value in each account to zero over the specified period. Dollar cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually or annually. (If that day of the month does not fall on a business day, then transfers will be made on the next following business day.) Transfers will be made at the unit values determined on the date of each transfer.

  The minimum automatic transfer of a specified dollar amount is $100. If the transfer is to be made into more than one variable subaccount, a minimum of $25 must be transferred into each variable subaccount selected.

  The dollar cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar cost averaging does not assure a profit or protect against a loss.

  You may elect to participate in the dollar cost averaging program at any time by sending a written request to our home office. Once elected, dollar cost averaging remains in effect from the date we receive your request until the value of the fixed account or money market variable subaccount you are transferring from is depleted, or until you cancel your participation in the program by written request or by telephone. There is no additional charge for dollar cost averaging. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers per year. We reserve the right to modify or discontinue offering the dollar cost averaging program at any time and for any reason.

Automatic Asset Rebalancing

  Before the annuity benefit date, this option allows you to set up transfers to occur at selected intervals that will match your policy value allocation between investment options to your pre-selected premium allocation percentages. After the transfers, the ratio of the value in each investment option to the value for all the investment options included in automatic rebalancing will equal the percentages chosen by you for each investment option. You may change your allocation percentages for automatic rebalancing at any time. Automatic rebalancing may occur on the same day of the month, either quarterly, semi-annually or annually. If you select the dollar cost averaging or interest sweep program, you may not participate in the automatic asset rebalancing program.

  Automatic asset rebalancing provides you with a method for maintaining a consistent approach to investing your policy value over time, and simplifies asset allocation among those investments that you and your advisor have determined represent the appropriate mix at any particular time. You should consider, however, that transfers will be made from investments which have outperformed other investment options since the last reallocation of your policy value to less successful investment options. Automatic rebalancing does not assure a higher or lower investment return over short or long term horizons.

  You may elect to participate in the automatic rebalancing program at any time by sending a written request to our home office. Once elected, automatic rebalancing remains in effect from the date we receive your request until you cancel your participation in the program by written request or by telephone. There is no additional charge for automatic rebalancing. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers per year. We reserve the right to modify or discontinue offering automatic rebalancing at any time and for any reason.

Interest Sweep

  Before the annuity benefit date, you may request that interest earned on amounts allocated to the fixed account be transferred to any combination of variable subaccounts. You specify the subaccounts, the frequency of the transfers (either monthly, quarterly, semi-annually or annually), and the day of each month to make the transfers (1st - 28th). We will make all interest sweep transfers on the day you specify or on the next business day (if the day you have specified is not a business day).

  You may elect to participate in the interest sweep program at any time by sending a written request to our home office. Once elected, interest sweep remains in effect from the date we receive your request until you cancel your participation in the program by written request or by telephone. There is no additional charge for interest sweep. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers per year discussed in "Transfers" above, nor is it included in determining the limitation on amounts transferred from the fixed account.

Death Benefit

  The policy pays a death benefit to the beneficiary named in the policy if the owner (or any joint owner) dies before the annuity benefit date while the policy is in force. The death benefit is the greatest of:

  (a) the policy value;

  (b) the total purchase payments made, less any amounts withdrawn and any withdrawal charges; or

  (c) the highest of the policy values on the fifth anniversary, and every fifth anniversary thereafter prior to the policy anniversary following the owner's or any joint owner's 80th birthday (or the annuitant's 80th birthday if the policy owner is not a natural person), plus any purchase payments made since then, less any withdrawals you have made, and withdrawal charges you have incurred since then.

  Adjustment for amounts withdrawn and withdrawal charges will reduce the death benefit under (b) and (c) above in the same proportion that they reduced the policy value on the date of the withdrawal. The death benefit under (c) above will not increase on or after the policy anniversary following the owner's, or any joint owner's, 80th birthday, (or the annuitant's 80th birthday if the owner is not a natural person).

  Upon receiving due proof of death, we will pay the death benefit proceeds to the beneficiary in a lump sum or under one of the annuity payment options. (See "Annuity Payments.") However, we will not compute the amount of the death benefit until the date it is paid, and we cannot pay the death benefit until we receive both due proof of death and instructions on how to pay it (that is, as a lump sum or applied under one of the annuity payment options).

  If an annuitant dies before the annuity benefit date and if that annuitant is also the owner or a joint owner of the policy (or any owner is not a natural person), then the death shall be treated as the death of an owner. (See "Required Distributions" below.) For non-qualified policies, if (i) an annuitant dies before the annuity benefit date, (ii) that annuitant was not an owner, and (iii) all owners are natural persons, then the owner may name a new annuitant (subject to our age limitations) and the death benefit will not be payable. If the owner does not name a new annuitant, the owner will automatically become the annuitant and the death benefit will not be payable.

  If the annuitant or the owner dies after the annuity benefit date, the amount payable, if any, will be as provided in the annuity payment option then in effect, and it will be paid to the Payment Option Beneficiary.

  If an owner dies before the annuity benefit date, the entire death benefit proceeds must be distributed within five years after the date of death. If the beneficiary chooses to receive any of these proceeds as an annuity, distributions must commence within one year after the date of death and must be distributed over the beneficiary's lifetime or over a period not extending beyond the beneficiary's life expectancy.

  If the beneficiary is the deceased owner's spouse, then the spouse may elect to continue the policy in force (and be treated as the original policy owner) instead of receiving the death benefit proceeds. If the beneficiary elects to continue the policy in this manner, then although the beneficiary does not have a right to receive the death benefit proceeds, we will increase the policy value so that it equals the amount of the death benefit (if greater).

  As far as permitted by law, the proceeds under the policy will not be subject to any claim of the beneficiary's creditors.

Required Distributions

  In order to be treated as an annuity contract for Federal income tax purposes, the Internal Revenue Code requires any non-qualified policy to provide that:
                                       --------------------

  (a) if any owner dies before the annuity benefit date, then the entire interest in the policy will be distributed within five years after the date of that owner's death; and

  (b) if any owner dies on or after the annuity benefit date but before the time the entire interest in the policy has been distributed, then the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death.

These requirements will be considered satisfied as to any portion of the owner's interest that is payable as annuity payments, beginning within one year of that owner's death, that will be made over the life of the owner's designated beneficiary or over a period not extending beyond his life expectancy.

  If any owner dies before the annuity benefit date, then ownership of the policy passes to the owner's designated beneficiary, who then has the right to the death benefit. If the policy has joint owners and one owner dies, then the surviving joint owner is the designated beneficiary. If there is no joint owner and the owner dies, then the owner's designated beneficiary is the beneficiary named in the policy.

  If the owner's designated beneficiary is the surviving spouse of the owner, then the policy may be continued with the surviving spouse as the new owner and no distributions will be required.

  If an annuitant is an owner or joint owner and that annuitant dies before the annuity benefit date, and if the owner's designated beneficiary does not elect to receive the death benefit in a lump sum at that time, then we will increase the policy value so that it equals the death benefit amount, if that is higher than the policy value. This would occur if the owner's designated beneficiary:

  (a) elects to delay receipt of the proceeds for up to five years;

  (b) is the deceased owner's spouse and elects to continue the policy; or

  (c) elects to receive the proceeds as annuity payments, as described above.

Any such increase in the policy value would be paid by us. We will allocate it to the variable subaccounts and the fixed account in proportion to the pre-existing policy value, unless instructed otherwise.

  The non-qualified policies contain provisions which are intended to comply with the requirements of the Internal Revenue Code. However, no regulations interpreting these requirements have been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when clarified by regulation or otherwise.

  Other rules may apply to qualified policies.

"Free Look" Period

  If for any reason you are not satisfied with the policy, you may return it to us within 10 days after you receive it. If you cancel the policy within this 10-day "free look" period, we will refund the policy value plus any policy fees and other charges paid, and the policy will be void from its effective date.
(In some states, we will instead refund the full amount of purchase payment received.) To cancel the policy, you must mail or deliver it either to our home office or to the registered agent who sold it within 10 days after you receive it. (See "Allocation of Purchase Payments.") The "free look" period may be longer than 10 days where required by state law.

Charges and Deductions
======================

  We do not deduct any charges from a purchase payment (except for a charge for any premium taxes). However, certain other charges are deducted to compensate us for providing the insurance benefits set forth in the policy, for administering and distributing the policy, for any applicable taxes, and for assuming certain risks in connection with the policy. These charges are described below.

Withdrawal Charge

  We may deduct a withdrawal charge if you:

  (a) make withdrawals under the policy;  or

  (b) surrender the policy.

The withdrawal charge is a percent of the purchase payments deemed to be included in the withdrawal or the total purchase payments (in the case of a surrender), as specified in the following table of withdrawal charge rates:


Number of Full Years
Since receipt of Purchase   (less than)1   1     2     3     4   5   6   7   8   9   10+
Payment:
----------------------------------------------------------------------------------------
Withdrawal Charge
(% of Purchase Payment):               9%  9%  8.5%  8.5%  8.5%  8%  7%  6%  4%  2%   0%

  There is a "free withdrawal amount" that can be withdrawn each policy year
                                                                 ------
without a withdrawal charge. In the first policy year, the free withdrawal amount is equal to the larger of:

  (a) 10% of all purchase payments received; or

  (b) 100% of earnings. Earnings are the amount by which your policy value exceeds the total purchase payments you have made.

  After the first policy year, the free withdrawal amount is equal to the larger of:

  (a) 10% of the policy value at the time of the withdrawal; or

  (b) 100% of earnings.

  Amounts withdrawn in excess of the free withdrawal amount may be subject to the withdrawal charge.

  The withdrawal charge is determined by multiplying each purchase payment deemed included in the withdrawal by the applicable withdrawal charge rate specified in the table above.

  For purposes of calculating the withdrawal charge:

  (a) the oldest purchase payments will be treated as the first withdrawn, newer purchase payments next, and appreciation last;

  (b) amounts withdrawn up to the free withdrawal amount will not be considered a withdrawal of purchase payments; and

  (c) if the surrender value is withdrawn, the withdrawal charge will apply to all purchase payments not previously assessed with a withdrawal charge.

  As shown above, the withdrawal charge percentage varies, depending on the "age" of the purchase payments included in the withdrawal--that is, the number of full years since the purchase payment was paid. A withdrawal charge of 9% applies to purchase payments withdrawn that are less than two years old. Thereafter the withdrawal charge rate decreases over time. Amounts representing purchase payments that are at least 10 years old may be withdrawn without charge.

  We will deduct the withdrawal charge from the remaining policy value, or from the amount paid if there is not enough value remaining. The withdrawal charge partially compensates us for sales expenses, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising, and other marketing and sales promotional activities.

  The amounts we receive from the withdrawal charge may not be sufficient to cover distribution expenses. We expect to recover any deficiency from our general assets (which include amounts derived from the mortality and expense risk charge, as described below).

Waiver of Withdrawal Charges Rider

  We waive the withdrawal charges described above if the owner becomes confined to a nursing home or hospital, or enrolled in a hospice care program; or is diagnosed as terminally ill or totally disabled, provided that certain conditions for each provision are met. These conditions, including definitions of various terms, are specified in the rider; the following is merely a brief summary, and the terms of the rider are controlling.

Confinement Provision: The conditions for waiver of withdrawal charges for confinement include:

  (a) the policy was in force at least one year at the time the confinement began;

  (b) the owner was age 75 or younger on the policy date;

  (c) the owner has been continuously confined to a "Nursing Home," "Hospital," or "Hospice Care Program" for at least 60 days.

  (d) such confinement was recommended by a "Physician" due to an injury, sickness or disease; and

  (e) written notice and satisfactory "proof of confinement" are received no later than 90 days after confinement ends.

Terminal Illness Provision. The conditions for waiver of withdrawal charges for terminal illness include:

  (a) the diagnosis of "terminal illness" was made by a "Physician" on or after the effective date of this policy and rider;

  (b) written notice and satisfactory "proof of terminal illness" are received within 90 days of the date of diagnosis; and

  (c) there is reasonable medical certainty that the death of the owner from a non-correctable medical condition will occur within 12 months from the date of the Physician's statement.

Total Disability Provision. The conditions for waiver of withdrawal charges for total disability include:

  (a) written notice and "proof of total disability" are received before any withdrawal;

  (b) the total disability has existed continuously for at least six months;

  (c) the policy and rider are in force at the time total disability began; and;

  (d) the policy anniversary coinciding with or next following the owner's 60th birthday has not passed at the time total disability began.

  We will waive only the withdrawal charges which are applicable to purchase payments received before the first confinement began, or before the date of diagnosis of terminal illness or total disability. Waiver of withdrawal charges is subject to all of the conditions and provisions of the policy and rider.
(See your policy.) There is no charge for this rider. Also, the rider may not be available in all states.

Annual Policy Maintenance Charge

  We deduct an annual policy maintenance charge of $35 from each policy, for administering the policy. This deduction is made from the variable subaccounts and from the fixed account in the same proportion that their values bear to the policy value. This charge will only be deducted from the fixed account to the extent interest has been credited to the fixed account in excess of the guaranteed interest rate during the preceding policy year. Expenses include costs of maintaining records, processing death benefit claims, surrenders, transfers and policy changes, providing reports to policy owners, and overhead costs. We guarantee not to increase this charge during the life of the policy. Before the annuity benefit date, this charge is deducted on each policy anniversary and upon a full surrender of your policy. We will waive this charge on any policy anniversary on which the policy value equals or exceeds $75,000, and in other circumstances we may waive this charge in whole or in part at our sole discretion. This charge is not deducted from any annuity payments after the annuity benefit date.

Administration Fee

  We also deduct a daily charge from the subaccounts of the variable account, at an annual rate of 0.15% of the daily net assets of each variable subaccount, for administering the variable account and the policy. These expenses include costs of maintaining records, processing death benefit claims, surrenders, transfers and policy changes, providing reports to policy owners, and overhead costs. We guarantee not to increase this charge during the life of the policy. This charge applies both before and after the annuity benefit date.

Mortality and Expense Risk Charge

  We deduct a daily charge from the variable subaccounts at an effective annual rate of 1.25% of their daily net assets. This charge compensates us for assuming certain mortality and expense risks. No mortality and expense risk charge is deducted from the fixed account. We may realize a profit from this charge. However, the level of this charge is guaranteed for the life of the policy and may not be increased. We deduct this charge both before and after the annuity benefit date.

  The mortality risk we bear arises in part from our obligation to make monthly annuity payments regardless of how long all annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in the policy. This assures you that neither the longevity of the annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the annuity payments the annuitant will receive under the policy. Our obligation therefore relieves the annuitant from the risk that he or she will outlive the funds accumulated for retirement. The mortality risk also arises in part because of the risk that the death benefit may be greater than the policy value. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur.

Transaction Charge

  You may make up to 12 withdrawals per policy year without a transaction charge. After the 12th withdrawal in a policy year, a transaction charge will apply to each additional withdrawal. The transaction charge is $20 or 2% of the amount withdrawn, whichever is less. We will deduct this charge from the remaining policy value, or from the amount paid if there is not enough value remaining. The transaction charge does not apply to automatic partial withdrawals.

Transfer Fee

  You may transfer your policy value among the subaccounts and/or the fixed account up to 12 times each policy year without charge. We will deduct a $25 transfer fee for each transfer in excess of 12 in a single policy year.

Premium Taxes

  We will deduct a charge for any premium taxes we incur. Depending on state and local law, premium taxes can be incurred (and we can deduct the related charge) when you make a purchase payment, when policy value is withdrawn or surrendered, or when annuity payments start. (The state premium tax rates currently range from 0% to 3.50%. Some local governments charge additional premium taxes.)

Federal Taxes

  Currently no charge is made for our Federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made. (See "Federal Tax Matters.")

Fund Expenses

  The value of the assets of the variable subaccounts will reflect the investment management fee and other expenses incurred by the corresponding portfolios of the Fund (See "Summary--Charges and Deductions.")

Reduction in Charges for Certain Groups

  We may reduce or eliminate the withdrawal or other charges on policies that have been sold to:

  (a) our employees and sales representatives, or those of our affiliates or distributors of the policy;

  (b) our customers or distributors of the policies who are transferring existing policy values to a policy;

  (c) individuals or groups when sales of the policy result in savings of sales or administrative expenses; or

  (d) individuals or groups where purchase payments are paid through an approved group payment method and where the size and type of the group results in savings of administrative expenses.

  We will not reduce or eliminate the withdrawal or other charges where such reduction or elimination will unfairly discriminate against any person.

Annuity Payments
================

Election of Annuity Payment Option

  As the policy owner, you have the sole right to elect an annuity payment option in the application. You can also change that election, during the lifetime of the annuitant and before the annuity benefit date, by written request any time at least 30 days before the annuity benefit date. We may require the exchange of the policy for a contract covering the option selected.

Annuity Benefit Date

  The first annuity payment will be made as of the annuity benefit date. You select the annuity benefit date in the application for the policy. You may change the annuity benefit date by giving us written notice at least 30 days before the new annuity benefit date.

  An annuity benefit date must be the first day of any calendar month. It must also be at least 30 days after the policy's effective date.

Annuity Payment Options

  On the annuity benefit date, the policy value (less any premium taxes) may be applied to annuity payments. They can be fixed annuity payments, variable annuity payments, or a combination of both.

  Fixed annuity payments provide guaranteed annuity payments which remain fixed in amount throughout the payment period. Variable annuity payments vary with the investment experience of the variable subaccounts. The dollar amount of variable annuity payments after the first is not fixed.

  Annuity payment options currently include:

---------------------------------------------------------------------------------------------------------
   Life Annuity with No       This option provides annuity payments during the lifetime of the
   Guaranteed Period          annuitant. No payment will be made after the death of the annuitant. Only one payment will be made under this method if the annuitant dies before the second payment is due; only two payments will be made if the annuitant dies before the third payment is due; and so forth.
----------------------------------------------------------------------------------------------------------
  Joint Life Annuity          This option provides annuity payments during the lifetime of the
  Continuing to               annuitant and a joint annuitant. Payments will continue to the survivor for
  The Survivor                the survivor's remaining lifetime.  You may also elect for payments to the survivor to reduce to two-thirds or one-half of the amount payable at the time of the first death.  This election must be made at the annuity benefit date, and will result in a higher initial annuity payment. Only one payment or very few payments will be made under this method if the annuitant and joint annuitant both die before or shortly after payments begin.
----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  Life Annuity with           This option provides annuity payments during the lifetime of the
  Monthly Payments            annuitant. Various guaranteed periods of 60 months to 360 months are
  Guaranteed                  available. If the annuitant dies prior to the end of this guaranteed period, annuity payments will be made to the payment option beneficiary until the end of the guaranteed period.
----------------------------------------------------------------------------------------------------------

Other annuity payment options are currently available with our written consent.

  If you have not selected an annuity payment option on the annuity benefit date, we will make monthly annuity payments during the lifetime of the annuitant with 120 monthly payments guaranteed. Unless you instruct us otherwise before the annuity benefit date, we will use your variable account value to make variable annuity payments (in accordance with the allocation of your account value among the subaccounts) and we will use your fixed account value to make fixed annuity payments.

  The amount of each annuity payment under the options described above will depend on the sex and age of the annuitant (or annuitants) at the time the first payment is due. The annuity payments may be more or less than the total purchase payments, and more or less than the policy value, because:

  (a) variable annuity payments vary with the investment experience of the underlying portfolios of the Fund and you therefore bear the investment risk under variable annuity payments; and

  (b) annuitants may die before the actuarially predicted date of death.

Therefore, the dollar amount of annuity payments cannot be predicted. The method of computing the annuity payments is described in more detail in the Statement of Additional Information.

  The duration of the annuity payment guarantee will affect the dollar amount of each payment. For example, each payment will be less when payments are guaranteed for 20 years than when payments are guaranteed for 10 years.

  Whether variable annuity payments decrease, increase, or remain level depends on whether the net investment performance is worse than the "assumed investment rate," better than that rate, or equal to that rate. The assumed investment rate is 4.0% per year. The dollar amount of the variable annuity payments will decrease if the actual net investment experience of the variable subaccount(s) you select is less than the assumed investment rate. The dollar amount of the variable annuity payments will increase if the actual net investment experience exceeds the assumed investment rate. The dollar amount of the variable annuity payments will stay the same if the actual net investment experience equals the assumed investment rate.

  Fixed annuity payment amounts will be based on our fixed annuity payment rates in effect on the annuity benefit date. These rates are guaranteed to be equal to or greater than payments based on the Annuity 2000 Mortality Table with interest at 3.0%.

  If the net amount to be applied to an annuity payment option is less than $3,000, we have the right to pay such amount in one sum. Also, if any payment would be less than $50, we have the right to reduce the frequency of payment to an interval that will result in payments of at least $50.

  After the annuity benefit date, the policy value may not be withdrawn, nor may the policy be surrendered. The annuitant will be entitled to exercise any voting rights and to reallocate the value of his or her interest in the variable subaccounts. (See "Voting Rights" and "Transfers.")

  The policies offered by this prospectus contain life annuity tables that provide for different benefit payments to men and women of the same age, although they provide for unisex tables where requested and required by law. Nevertheless, in accordance with the U.S. Supreme Court's decision in Arizona Governing Committee v. Norris, in certain employment-related situations, annuity tables that do not vary on the basis of sex must be used. Accordingly, if the policy will be used in connection with an employment-related retirement or benefit plan, you should give consideration, in consultation with your legal counsel, to the impact of Norris on any such plan before making any contributions under these policies.

Distribution of the Policies
============================

  United Securities Alliance, Inc., 8 Inverness Drive, Suite 100, Denver, Colorado, is the principal underwriter of the policies. United Securities Alliance, Inc. is a corporation organized under the laws of the state of Nevada in 1994. United Securities Alliance, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The policies may not be available in all states. The underwriter may enter into written sales agreements with various broker-dealers to aid in the sale of the policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the policies. The underwriter is not affiliated with United Investors Life.

Federal Tax Matters
===================

  The following discussion is general and is not intended as tax advice.

  We do not intend to address the tax consequences resulting from all situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. We have not assessed the likelihood of the continuation of the present Federal income tax laws or of their current interpretation by the Internal Revenue Service. Moreover, we have not attempted to consider any applicable state or other tax laws.

  The policy may be purchased on a non-tax-qualified basis ("non-qualified policy") or as a qualified policy. Qualified policies are designed for use with
                                   ------------------
retirement plans entitled to special income tax treatment under the Internal Revenue Code of 1986, as amended (the "Code").

  Possible Changes in Taxation.   Although the likelihood of legislative change
is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or other means (such as U.S. Treasury Department regulations, Internal Revenue Service revenue rulings, and judicial decisions). It is possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor regarding such developments and their effect on the policy.

  Taxation of Annuities in General.   The following discussion assumes that the
policy will qualify as an annuity contract for Federal income tax purposes. The Statement of Additional Information and "Required Distributions" (at page 15 of this prospectus) describe the requirements necessary to qualify.

  Section 72 of the Code governs taxation of annuities in general.

  An annuity owner who is a natural person generally is not taxed on increases in the value of a policy until distribution occurs. Distribution could be either in the form of a lump sum received by withdrawing all or part of the cash value (i.e., surrender or partial withdrawal) or in the form of annuity payments under the annuity payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the policy value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a lump sum payment or annuity payments) is taxed as ordinary income.

  An owner of any deferred annuity contract who is not a natural person generally must include in income any increase in the excess of the policy value over the owner's "investment in the contract" during the taxable year.
However, there are some exceptions to this rule, and you may wish to discuss these with your tax advisor.

  The following discussion applies to policies owned by natural persons.

  Withdrawals.   In the case of a withdrawal under a qualified policy, a ratable
                                                     ----------------
portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the total policy value. The "investment in the contract" generally equals the portion, if any, of purchase payments paid with after-tax dollars (that is, purchase payments that were not excluded from the individual's gross income). For qualified policies, the "investment in the contract" can be zero. Special rules may apply to a withdrawal from a qualified policy.

  Generally, in the case of a withdrawal under a non-qualified policy before the
                                                 --------------------
annuity benefit date, amounts received are first treated as taxable income to the extent that the policy value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

  In the case of a full surrender under a non-qualified policy, the amount received generally will be taxable to the extent it exceeds the "investment in the contract."

  Annuity Payments.   Although the tax consequences may vary depending on the
annuity payment option elected under the policy, generally only the portion of the annuity payment that represents the amount by which the policy value exceeds the "investment in the contract" will be taxed.

 .  For variable annuity payments, in general the taxable portion of each annuity
       -------------------------
payment (prior to recovery of the "investment in the contract") is determined by a formula which establishes a specific non-taxable dollar amount of each annuity payment. This dollar amount is determined by dividing the "investment in the contract" by the total number of expected annuity payments.

 .  For fixed annuity payments, in general there is no tax on the portion of each
       ----------------------
annuity payment which reflects the ratio that the "investment in the contract" bears to the total expected value of annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable.

In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

  Penalty Tax.   In the case of a distribution from a non-qualified policy, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

  (a) made on or after the taxpayer attains age 591/2;

  (b) made as a result of an owner's death or attributable to the taxpayer's disability; or

  (c) received in substantially equal periodic payments as a life annuity.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a qualified policy. You should consult a tax adviser with regard to exceptions from the penalty tax.

  Aggregation of Contracts.   All non-qualified deferred annuities entered into
after October 21, 1988 that we (or our affiliates) issued to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. In addition, there may be other situations in which the U.S. Treasury Department may (under its authority to issue regulations or otherwise) conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. Accordingly, you should consult a competent tax advisor before purchasing more than one annuity contract.

  Transfers and Assignments.   A transfer or assignment of ownership of a
policy, the selection of certain annuity benefit dates, or designation of an annuitant or payee or other beneficiary who is not also the owner, may result in certain tax consequences to the policy owner that are not discussed herein. If you are contemplating any such transfer, assignment or designation, you should contact a competent tax advisor with respect to the potential tax effects of such transaction.

  Death Benefits.   Amounts may be distributed from a policy because of the
death of a policy owner or an annuitant. Generally, such amounts are includable in the income of the recipient as follows:

  (a) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the policy, as described above; or

  (b) if distributed under an annuity payment option, they are taxed in the same manner as annuity payments, as described above.

  Withholding.   Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. "Eligible rollover distributions" from Section 401(a), 403(a) or 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution to an employee from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

  Qualified Policies.   The tax rules applicable to a qualified policy vary
according to the type of plan and the terms and conditions of the plan. The following events may cause adverse tax consequences:

  (a) contributions in excess of specified limits;

  (b) distributions prior to age 591/2 (subject to certain exceptions);

  (c) distributions that do not conform to specified commencement and minimum distribution rules; and

  (d) other circumstances specified in the Code.

  We make no attempt to provide more than general information about the use of the policy with the various types of retirement plans. The terms and conditions of the retirement plans may limit the rights otherwise available to you under a qualified policy. You are responsible for determining that contributions, distributions and other transactions with respect to the qualified policy comply with applicable law. If you are purchasing an annuity contract for use with any qualified retirement plan, you should consult your legal counsel and tax advisor regarding the suitability of the annuity contract.

  Required Distributions.   For qualified plans under Sections 401(a), 403(a),
403(b), and 457, the Code requires that distributions generally must begin by the later of April 1 of the calendar year following the calendar year in which the policy owner (or plan participant): (a) reaches age 701/2; or (b) retires. Distributions must be made in a specified form and manner. If the participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the policy owner (or plan participant) reaches age 701/2. For Individual Retirement Annuities (IRAs) described in Section 408 of the Code, distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the policy owner (or plan participant) reaches age 701/2.

  Corporate Pension and Profit-Sharing Plans.   Section 401(a) of the Code
permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this policy is purchased by a
Section 401(a) plan and later assigned or transferred to any individual. The policy includes a death benefit that in some cases may exceed the greater of purchase payments or policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax advisor.

  Section 403(b) Plans.   Under Code Section 403(b), public school systems and
certain tax-exempt organizations may purchase annuity contracts for their employees. Generally, payments to Section 403(b) annuity contracts will be excluded from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. The policy includes a death benefit that in some cases may exceed the greater of purchase payments or policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under Section 403(b). Because the death benefit may exceed this limitation, employers using the policy in connection with such plans should consult their tax advisor. Under Section 403(b) annuity contracts, the following amounts may only be distributed upon death of the employee, attainment of age
59 1/2, separation from service, disability, or financial hardship:

  (a) elective contributions made in years beginning after December 31, 1988;

  (b) earnings on those contributions; and

  (c) earnings in such years on amounts held as of the last year beginning before January 1, 1989.

  In addition, income attributable to elective contributions may not be distributed in the case of hardship.

  Individual Retirement Annuities.   Section 408 of the Code limits the amount
which may be contributed to an IRA each year to the lesser of $2,000 or the amount of compensation includible in the policy owner's gross income for the year. These contributions may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the policy meets IRA qualification requirements.

  Roth IRAs.   Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that--once aggregate distributions exceed contributions to the Roth IRA--income tax and a 10% penalty tax may apply to distributions made:

  (a) before age 59 1/2 (subject to certain exceptions); or

  (b) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

No distribution from a Roth IRA is required at any time before the policy owner's death.

  Deferred Compensation Plans. Section 457 of the Code provides for certain deferred compensation plans available with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. Under non-governmental plans, all amounts are subject to the claims of general creditors of the employer, and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

  All Policies. As noted above, the foregoing comments about the Federal tax consequences under the policy are not exhaustive, and special rules apply to other tax situations not discussed in this prospectus. Further, the Federal tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate tax and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a policy depend on the individual circumstances of each policy owner or recipient of a distribution. A competent tax advisor should be consulted for further information.

Historical Performance Data
===========================

  We may advertise yields and total returns for the subaccounts of the Variable Account. In addition, we may advertise the effective yield of the money market subaccount. These figures are historical and are not intended to indicate future performance.

  The yield of the money market subaccount is the annualized income generated by an amount invested in that option over a specified seven-day period. We assume that the income generated for that seven-day period is generated each seven-day period over a 52-week period. We show the result as a percentage of the amount invested. We calculate the effective yield similarly but assume that the income earned is reinvested every seven days. The compounding effect of this assumed reinvestment causes the effective yield to be slightly higher than the yield.

  We calculate the total return of subaccounts for portfolios other than the money market portfolio for various periods of time, including: (a) one year;
(b) five years; (c) ten years; and (d) the period starting when the subaccount commenced operations.

  The average annual total return is the annual compounded rate of return at which an initial investment of $1,000 would have grown to reach to the redeemable value of that investment at the end of each of the various measurement periods. We may also disclose cumulative total returns and returns for various time periods.

  We may disclose performance figures that reflect the withdrawal charge, and also figures that assume the policy is not surrendered and therefore do not reflect any withdrawal charge.

  The Statement of Additional Information has more information about performance data calculations.

Voting Rights
=============

  To the extent required by law, we will vote shares of the portfolios held by the Variable Account according to instructions received from persons having voting interests in those variable subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, or if we determine that we are allowed to vote the portfolio shares in our own right, we may elect to do so. The Funds do not hold regular annual shareholder meetings.

  The number of votes that you may direct to us to cast will be calculated separately for each variable subaccount. We will determine that number by applying your percentage interest, if any, in a particular variable subaccount to the total number of votes attributable to that variable subaccount. Before the annuity benefit date, you hold a voting interest in each variable subaccount to which policy value is allocated. After the annuity benefit date, the person receiving variable annuity payments has the voting interest. After the annuity benefit date, the votes attributable to a policy decrease as the value of the variable subaccounts under your policy decrease with each variable annuity payment. In determining the number of votes, fractional shares will be recognized.

  The number of votes for a portfolio which are available will be determined as of the record date established by each fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

  Portfolio shares attributable to the policies for which no timely instructions are received will be voted in proportion to the voting instructions which are received with respect to all Titanium Investor Variable Annuity policies participating in the variable subaccount. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

  Each person having a voting interest in a variable subaccount will receive proxy material, reports and other materials relating to the appropriate portfolio of each Fund.

United Investors Life Insurance Company
=======================================

  We were incorporated in the State of Missouri on August 17, 1981, as the successor to a company of the same name established in Missouri on September 27, 1961. We are a stock life insurance company, indirectly owned by Torchmark Corporation. Our principal business is selling life insurance and annuity contracts. We are admitted to do business in the District of Columbia and all states except New York. The obligations under the policy are our obligations.

Published Ratings
=================

  We may publish (in advertisements, sales literature, and reports to policy owners) the ratings and other information assigned to us by one or more independent insurance industry analysts or rating organizations such as A. M. Best Company, Standard & Poor's Corporation, and Weiss Research, Inc. These ratings reflect the organization's current opinion of an insurance company's financial strength and operating performance in comparison to the norms for the insurance industry; they do not reflect the strength, performance, risk, or safety (or lack thereof) of the variable subaccounts. The claims-paying ability rating as measured by Standard & Poor's is an opinion of an operating insurance company's financial capacity to meet its obligations under its outstanding insurance and annuity policies.

Legal Proceedings
=================

  There are no legal proceedings to which the Variable Account is a party to or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

Financial Statements
=====================

  Our financial statements (as well as the Auditors' Reports thereon) are in the Statement of Additional Information.

Statement of Additional Information
===================================

  A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the table of contents for the Statement of Additional Information:

                      Statement of Additional Information
                               Table of Contents

The Policy.........................................   1
 Definitions.......................................   1
 Accumulation Units................................   3
 Annuity Units.....................................   3
 Net Investment Factor.............................   3
 Determination of Annuity Payments.................   4
  Fixed Annuity Payments...........................   4
  Variable Annuity Payments........................   4
 The Contract......................................   4
 Misstatement of Age or Sex........................   4
 Annual Report.....................................   5
 Non-Participation.................................   5
 Delay or Suspension of Payments...................   5
 Ownership.........................................   5
 Beneficiary.......................................   5
 Change of Ownership or Beneficiaries..............   6
 Assignment........................................   6
 Incontestability..................................   6
 Evidence of Survival..............................   6
Performance Data Calculations......................   7
 Money Market Subaccount Yield Calculation.........   7
 Average Annual Total Return Calculations..........   7
Federal Tax Matters................................  12
 Taxation of United Investors......................  12
 Tax Status of the Policies........................  12
 Required Distributions............................  12
 Withholding.......................................  13
Addition, Deletion or Substitution of Investments..  13
Distribution of the Policy.........................  14
Safekeeping of Variable Account Assets.............  14
State Regulation...................................  14
Records and Reports................................  14
Legal Matters......................................  14
Experts............................................  15
Other Information..................................  15
Financial Statements...............................  15


              United Investors Titanium Annuity Variable Account


                      Statement of Additional Information
                      -----------------------------------
                                    for the

                               Titanium Investor
                                VARIABLE ANNUITY

                                   Offered by

                    United Investors Life Insurance Company



This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Titanium Investor Variable Annuity Policy (the "Policy") offered by United Investors Life Insurance Company. You may obtain a copy of the Prospectus dated May 1, 2000, by writing to United Investors Life Insurance Company, Variable Products Division, P.O. Box 10287, Birmingham, Alabama 35202-0287. Terms used in the current Prospectus for the Policy are incorporated in this Statement.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.


                               Dated      , 2000
                                     -----

                               TABLE OF CONTENTS



                                                                 Corresponding Page
                                                     Page          in Prospectus
                                                     ----          -------------
The Policy.........................................     1
  Definitions......................................     1
  Accumulation Units...............................     3
  Annuity Units....................................     3
  Net Investment Factor............................     3
  Determination of Annuity Payments................     4
     Fixed Annuity Payments........................     4
     Variable Annuity Payments.....................     4
  The Contract.....................................     4
  Misstatement of Age or Sex.......................     4
  Annual Report....................................     5
  Non-Participation................................     5
  Delay or Suspension of Payments..................     5
  Ownership........................................     5
  Beneficiary......................................     5
  Change of Ownership or Beneficiaries.............     6
  Assignment.......................................     6
  Incontestability.................................     6
  Evidence of Survival.............................     6
Performance Data Calculations......................     7
  Money Market Subaccount Yield Calculation........     7
  Average Annual Total Return Calculations.........     7
Federal Tax Matters................................    12               33
  Taxation of United Investors.....................    12
  Tax Status of the Policies.......................    12
  Required Distributions...........................    12
  Withholding......................................    13
Addition, Deletion or Substitution of Investments..    13
Distribution of the Policy.........................    14               32
Safekeeping of Variable Account Assets.............    14               37
State Regulation...................................    14
Records and Reports................................    14
Legal Matters......................................    14               38
Experts............................................    14
Other Information..................................    15
Financial Statements...............................    15               38

                                  THE POLICY
                                  ----------

     As a supplement to the description in the Prospectus, the following provides additional information about the Policy.

Definitions
-----------

     The following words and phrases are defined and used in your policy, and many of them are also used in the Prospectus and in this Statement of Additional Information.

Accumulation Unit - An accounting unit used to calculate the Policy Value.

Age - The issue Age shown under Policy Data as determined by us from the date of birth stated in the application. Attained ages are determined from the Policy Date. No Policy will be issued if either the Owner or Annuitant is over Age 90. We use age last birthday.

Annuitant - The person on whose life Annuity Payments depend. If the Policy Owner names more than one person as an "Annuitant," the second person named shall be referred to as "Co-Annuitant." The "Annuitant" and "Co-Annuitant" will be referred to collectively as the "Annuitant."

Annuity Benefit Date - The date on which Annuity Payments are to start. The Annuity Benefit Date is shown under Policy Data unless changed.

Annuity Unit - An accounting unit used to calculate the value of Variable Annuity Payments.

Fixed Account - Part of the General Account of United Investors Life Insurance Company to which You may allocate all or a portion of your Purchase Payments or Policy Values.

Fixed Annuity - An Annuity with payments which are guaranteed to remain fixed in amount throughout the payment period.

General Account - The General Account consists of all assets of United Investors Life Insurance Company other than those in any separate account.

Net Purchase Payment - The Purchase Payment less any deduction for premium taxes.

Policy Anniversary - The same day and month as the Policy Date each year the Policy remains in force.

Policy Date - The date from which Policy Anniversaries and Policy Years are determined. Your Policy date is shown under Policy Data.

Policy Value - The Policy Value is equal to the Variable Account Value plus the Fixed Account Value.

Policy Year - A year that starts on the Policy Date or on a subsequent Policy Anniversary.

Purchase Payment - An amount paid by the Owner to us as consideration for the benefits provided by this Policy.

Subaccount - The Subaccounts named under the Policy Data. Each is a part of a Variable Account of ours.

Surrender Value - The Policy Value less any withdrawal charges, the Annual Contract Maintenance Charge, and applicable deductions for premium taxes.

Valuation Date - Each day the New York Stock Exchange and United Investors' Home Office are open. United Investors' Home Office is closed on the following regional and local holidays: the Friday after Thanksgiving, Christmas Eve and New Year's Eve.

Valuation Period - The interval of time between a Valuation Date and the next Valuation Date. It is measured from the closing of the New York Stock Exchange.

Variable Account - The Titanium Annuity Variable Account, a separate account maintained by us.

Variable Annuity - An Annuity with payments which vary in amount with the investment experience of the Subaccounts of the Variable Account.

We, our, us - United Investors Life Insurance Company.

You, your - The Owner or Joint Owner of this Policy. The Owner may be someone other than the Annuitant. The Owner is shown in the application unless the Owner has been changed as provided in this Policy.

Accumulation Units
------------------

     An Accumulation Unit is an accounting unit used prior to the Annuity Benefit Date to calculate the Variable Account Value. The portion of a Net Purchase Payment that you allocate to a Subaccount of the Variable Account is credited as Accumulation Units in that Subaccount. Similarly, the value that you transfer to a Subaccount of the Variable Account is credited as Accumulation Units in that Subaccount. The number of Accumulation Units to credit is determined by dividing (1) the dollar amount allocated to the Subaccount by (2) the Subaccount's appropriate Accumulation Unit Value for the Valuation Period in which we received the Purchase Payment or transfer request (in the case of the initial Purchase Payment, we will credit Accumulation Units for that Purchase Payment based on the Accumulation Unit value for the Policy Date).

     The value of an Accumulation Unit for each Subaccount was initially arbitrarily set at $10. The value for any later Valuation Period is found by multiplying the Accumulation Unit Value for a Subaccount for the last prior Valuation Period by such Subaccount's Net Investment Factor (described below) for the following Valuation Period. Like the Policy Value, the value of an Accumulation Unit may increase or decrease from one Valuation Period to the next.

Annuity Units
-------------

     An Annuity Unit is an accounting unit used after the Annuity Benefit Date to calculate the value of Variable Annuity Payments. The value of an Annuity Unit in each Subaccount was initially set at $10. The value for any later Valuation Period is determined by (a) multiplying the Annuity Unit Value for a Subaccount for the last prior Valuation Period for such Subaccount's Net Investment Factor for the following Valuation Period, and then (b) adjusting the result to compensate for the 4% interest rate assumed in the annuity tables used to determine the amount of the first Variable Annuity Payment. The value of an Annuity Unit for each Subaccount changes to reflect the investment performance of the Portfolio underlying that Subaccount.

Net Investment Factor
---------------------

     The Net Investment Factor is an index applied to measure the investment performance of a Subaccount of the Variable Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than one, so the value of a Subaccount may increase or decrease.

     The Net Investment Factor of a Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

     (1)  is the result of:

          (a) the net asset value per Portfolio share held in the Subaccount, determined at the end of the current Valuation Period; plus

          (b) the per share amount of any dividend or capital gain distributions on the Portfolio shares held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

          (c) a charge or credit for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Subaccount;

     (2)  is the result of:

          (a) the net asset value per Portfolio share of the Portfolio shares held in the Subaccount, determined at the end of the previous Valuation Period; plus or minus

          (b) the charge or credit for any taxes reserved for the previous Valuation Period; and

     (3) is a deduction for the 1.25% Mortality and Expense Risk Charge (daily rate of .003425%) and the 0.15% Administration Fee (daily rate of .000411%).

Determination of Annuity Payments
---------------------------------

     At the Annuity Benefit Date, the Policy Value, less any applicable premium taxes, may be applied to make Fixed Annuity Payments, Variable Annuity Payments, or a combination thereof.

     Fixed Annuity Payments.  Fixed Annuity Payments provide guaranteed annuity
     ----------------------
payments which remain fixed in amount throughout the payment period. Fixed Annuity Payments do not vary with the investment experience of the Subaccounts. The payment amount will be based on our Fixed Annuity Payment rates in effect on the settlement date. These rates are guaranteed to be equal to or greater than payments based on the Annuity 2000 Mortality Table with interest at 3.0%. Where requested and required by law unisex tables will be used.

     Variable Annuity Payments.  The dollar amount of the first Variable Annuity
     -------------------------
Payment is determined by multiplying the net value applied by purchase rates based on the Annuity 2000 Mortality Table with interest at 4.0%. Where requested and required by law unisex tables will be used.

     The portion of the first Variable Annuity Payment attributed to each Subaccount is divided by the Annuity Unit Value for the Subaccount (as of the same date that the amount of the first Variable Annuity Payment is determined) to determine the number of Annuity Units upon which later Variable Annuity Payments will be made. This number of Annuity Units will not change unless subsequently changed by reallocation (transfer). The dollar amount of each monthly Variable Annuity Payment after the first Annuity Payment will equal the sum of the number of Annuity Units credited to each Subaccount multiplied by the Annuity Unit Value for each respective Subaccount for the Valuation Period.

     After the Annuity Benefit Date, the Annuitant may transfer Annuity Units among the Subaccount, no more than once each Policy Year, by sending a written request to United Investors. A transfer will be made as of the next Annuity Payment Date, by converting Annuity Units for the value transferred from a Subaccount into Annuity Units in the Subaccount to which the value is transferred. Transfers may cause the number of Annuity Units to change, but will not change the dollar amount of the Variable Annuity Payment as of the date of transfer.

     United Investors guarantees that the dollar amount of monthly Variable Annuity Payments after the first payment will not be affected by variations in expenses or mortality experience.

     The Contract
     ------------

     The entire contract is made up of the Policy, any riders, and the written application. All statements made in the application, in the absence of fraud, are considered representations and not warranties. Only the statements made in the written application can be used by us to defend a claim or void the Policy.

     Changes to the Policy are not valid unless we make them in writing. They must be signed by one of our officers. No agent has authority to change the Policy or to waive any of its provisions.

Misstatement of Age or Sex
--------------------------

     If the Annuitant's age or sex is misstated, we will adjust each benefit and any amount to be paid to reflect the correct age and sex. The amount of any underpayment in benefits will be paid in one sum with interest at a rate of 6% per annum. The amount of any overpayment in benefits, with interest at a rate of 6% per annum, will be charged against future Annuity Payments.

Annual Report
-------------

     At least once each Policy Year prior to the Annuity Benefit Date we will send you a report on your Policy. It will show the current Policy Value, the current Fixed Account Value, the current value of the Subaccount of the Variable Account, the Purchase Payments paid, all charges and partial withdrawals since the last report, the current Surrender Value and the current Death Benefit. We will also include in the report any other information required by state law or regulation. Further, we will send you the reports required by the Investment Company Act of 1940. You may request additional reports during the year but we may charge a fee for any additional reports.

Non-Participation
-----------------

     The Policy is non-participating. This means that no dividends will be paid on your Policy. It will not share in our profits or surplus earnings.

Delay or Suspension of Payments
-------------------------------

     We will normally pay a surrender or any withdrawal within seven days after we receive your written request at our Home Office. However, payment of any amount from the Subaccount of the Variable Account may be delayed or suspended whenever:

     a) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Exchange is restricted as determined by the U.S. Securities and Exchange Commission;

     b) the U.S. Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

     c) an emergency exists, as determined by the Commission, as a result of which disposal of the securities held in the Subaccount is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets.

     Payment of any amounts from the Fixed Account may be deferred for up to six months from the date of the request to surrender. If payment is deferred for more than 30 days, we will pay interest on the amount deferred at a rate not less than the Guaranteed Minimum Interest Rate. Payments under the Policy of any amounts derived from Purchase Payments paid by check may be delayed until such time as the check has cleared your bank.

Ownership
---------

     The Policy belongs to you, the Policyowner. Unless you provide otherwise, you may receive all benefits and exercise all rights of the Policy prior to the Annuity Benefit Date. These rights and the rights of any Beneficiary are subject to the rights of any assignee. If there is more than one Owner at a given time, all must exercise the rights of ownership by joint action.

Beneficiary
-----------

     The Beneficiary means the person, persons or entity entitled to Death Benefit proceeds under this Policy upon death of the Owner (or Annuitant if the Owner is not a natural person) before the Annuity Benefit Date. If the Policy has joint Owners and one Owner dies, the surviving Joint Owner will be deemed the Beneficiary. The rights of any Beneficiary who dies before the Owner (or Annuitant if the Owner is not a natural person) will pass to the surviving Beneficiary or Beneficiaries unless you provide otherwise. If no Beneficiary is living at the Owner's death if the Owner is a natural person, we will pay the Death Benefit, if any, to the Joint Owner, if living; otherwise, it will be paid to the deceased's estate. (If the owner is not a natural person and no Beneficiary is living at the Annuitant's death, we will pay the Death Benefit, if any, to the Annuitant's estate.)

Change of Ownership or Beneficiaries
------------------------------------

     Unless you provide otherwise in writing to us, you may change the Owner or the Beneficiary or the Payment Option Beneficiary during your lifetime. Any changes must be made by written request filed with us. The change takes effect on the date the request was signed, but it will not apply to payments made by us before we accept your written request. We may require you to submit the Policy to us before making a change. A change of ownership may be a taxable event.
You should consult your tax advisor prior to making any change.

Assignment
----------

     You may assign the Policy, but we will not be responsible for the validity of any assignment and no assignment will bind us until it is filed in writing at our Home Office. When it is filed, your rights and the rights of any Beneficiary will be subject to it. An assignment of the Policy may be a taxable event. Your ability to assign a Qualified Policy may be restricted. You should consult your tax advisor prior to making any assignment.

Incontestability
----------------

     United Investors will not contest the Policy.

Evidence of Survival
--------------------

     Where any payments under the Policy depend on the annuitant or payee being alive, we may require proof of survival prior to making the payments.

                         PERFORMANCE DATA CALCULATIONS
                         -----------------------------

     We may advertise the yield and effective yield of the Money Market Subaccount. In addition, we may advertise the total returns for other Subaccount of the Variable Account. All performance data calculations for the Variable Account will be in accordance with uniformly imposed SEC regulations.

Money Market Subaccount Yield Calculation
-----------------------------------------

     In accordance with regulations adopted by the SEC, if we disclose the current annualized yield of the Money Market Subaccount for a seven-day period, it is required to be in a manner which does not take into consideration (1) any realized or unrealized gains or losses of the Money Market Portfolio or on its portfolio securities, or (2) any income other than investment income. The current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one unit of the Money Market Subaccount at the beginning of the seven-day period, dividing the net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects the deduction for the Mortality and Expense Risk Charge and the Administration Fee as well as reflecting income and expenses accrued during the period. Because of these deductions, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio of the Fund.

     The SEC also permits us to disclose the effective yield of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the annualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result according to the following formula:

              Effective Yield = [(Base period return +1) circumflex 365/7]-1

     The actual yield of the Money Market Subaccount is affected by: (l) changes in interest rates on money market securities; (2) the average portfolio maturity of the Money Market Portfolio; (3) the types and quality of securities held by the Money Market Portfolio; and (4) its operating expenses. The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yields for any given past period is not an indication or representation of future yields or rates of return.

Average Annual Total Return Calculations
----------------------------------------

     For each Subaccount of the Variable Account other than the Money Market Subaccount an average annual total return may be calculated for a given period. It is computed by finding the average annual compounded rate of return over one, five and ten year periods (or, where a Subaccount has been in existence for a period less than one, five or ten years, for such lesser period) that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                P(1 + T) circumflex n = ERV

Where

P    =   a hypothetical initial payment of $1,000
T    =   average annual total return
N    =   number of years in the period
ERV  =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five or ten year periods (or fractional portion thereof) at the end of such period.

     All recurring fees that are charged to all Policy Owner accounts are recognized in the ending redeemable value. The average annual total return calculation will also reflect the effect of Withdrawal Charges that may be applicable due to surrender of the Policy at the end of a particular period.

Adjusted Historical Portfolio Performance Data

     We may also disclose "historical" performance data for a portfolio, for periods before the applicable Subaccount of the Variable Account commenced operations. Such performance information will be calculated based on the performance of the portfolio and the assumption that the Subaccount was in existence for the same periods as those indicated for the portfolio, with a level of policy charges currently in effect.

     This type of adjusted historical performance data may be disclosed on both an average annual total return and a cumulative total return basis. Moreover, it may be disclosed assuming that the policy is not surrendered (i.e., with no deduction for the withdrawal charge) and assuming that the policy is surrendered at the end of the applicable period (i.e., reflecting a deduction for any applicable withdrawal charge).

Other Performance Data

     We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above.
The non-standard format will be identical to the standard format except that the withdrawal charge will be assumed to be 0%.

     We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the withdrawal charge will be 0%.

     CTR = {ERV/P} - 1

     Where:

     CTR =  the cumulative total return net of policy charges for the period.

     ERV = ending redeemable value of a hypothetical $1,000 payment at the beginning of the one, five, or ten-year period at the end of the one, five, or ten-year period (or fractional portion of the period).

     P =    a hypothetical initial payment of $1,000.

     All non-standard performance data will be advertised only if the standard performance data is also disclosed.

Historical Performance Data

     General Limitations

     The figures below represent past performance and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses which may not continue in the future.

     Portfolio information, including historical daily net asset values and capital gains and dividends distributions regarding each portfolio, has been provided by that portfolio. The Subaccount adjusted historical performance data is derived from the data provided by the portfolios. We have no reason to doubt the accuracy of the figures provided by the portfolios. We have not verified these figures.

     Adjusted Historical Performance Data

     The charts below show adjusted historical performance data for the Subaccount for the periods prior to the inception of the Subaccount, based on the performance of the corresponding portfolios since their inception date, with a level of charges equal to those currently assessed under the policy. These figures are not an indication of future performance.

               Adjusted (Hypothetical) Historic Performance Data
   (for Periods before the Variable Account Subaccount commenced operations)

                     STANDARD AVERAGE ANNUAL TOTAL RETURN
                           (With Withdrawal Charge)

-----------------------------------------------------------------------------------------------------------------------------------
Investment Division                                           1 Year to   5 Years to   10 Years to   Inception to     Portfolio
                                                              12/31/99     12/31/99      12/31/99     12/31/99      Inception Date
-----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
-----------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Capital Appreciation Fund
------------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Growth Fund
------------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. International Equity Fund
------------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
The Alger American Fund
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Income & Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Alger American MidCap Growth Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Alger American Small Capitalization Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Deutsche Asset Management VIT Funds
------------------------------------------------------------------------------------------------------------------------------------
   EAFE/(R)/ Equity Index Fund
------------------------------------------------------------------------------------------------------------------------------------
   Small Cap Index Fund
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Funds
------------------------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Appreciation Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Money Market Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Quality Bond Portfolio
------------------------------------------------------------------------------------------------------------------------------------
   The Dreyfus Socially Responsible Growth Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust
------------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Equity Index Fund
------------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Foundation Fund
------------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Global Leaders Fund
------------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Small Cap Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Equity Income Fund
------------------------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Technology Fund
------------------------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Utilities Fund
-----------------------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Variable Insurance Trust/SM/
------------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Emerging Growth Series
------------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Growth with Income Series
------------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Research Series
------------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Total Return Series
-----------------------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   Strong Discovery Fund II
------------------------------------------------------------------------------------------------------------------------------------
   Strong MidCap Growth Fund II
------------------------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II
-----------------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
------------------------------------------------------------------------------------------------------------------------------------
   Templeton Asset Strategy Fund
------------------------------------------------------------------------------------------------------------------------------------
   Templeton International Securities Fund
------------------------------------------------------------------------------------------------------------------------------------

               Adjusted (Hypothetical) Historic Performance Data
   (for Periods before the Variable Account Subaccount commenced operations)

                   NON-STANDARD AVERAGE ANNUAL TOTAL RETURN
               (Assumes no surrender, and no Withdrawal Charge)

-----------------------------------------------------------------------------------------------------------------------------------
Investment Division                                           1 Year to   5 Years to   10 Years to   Inception to     Portfolio
                                                              12/31/99     12/31/99      12/31/99     12/31/99      Inception Date
-----------------------------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds
------------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Capital Appreciation Fund
-----------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. International Equity Fund
-----------------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
The Alger American Fund
-----------------------------------------------------------------------------------------------------------------------------------
   Alger American Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   Alger American Income & Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   Alger American Leveraged AllCap Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   Alger American MidCap Growth Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   Alger American Small Capitalization Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Deutsche Asset Management VIT Funds
-----------------------------------------------------------------------------------------------------------------------------------
   EAFE/(R)/ Equity Index Fund
-----------------------------------------------------------------------------------------------------------------------------------
   Small Cap Index Fund
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus Funds
-----------------------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Appreciation Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Money Market Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   Dreyfus VIF-Quality Bond Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
   The Dreyfus Socially Responsible Growth Fund, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust
-----------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Equity Index Fund
-----------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Foundation Fund
-----------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Global Leaders Fund
-----------------------------------------------------------------------------------------------------------------------------------
   Evergreen VA Small Cap Value Fund
-----------------------------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Equity Income Fund
-----------------------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Technology Fund
-----------------------------------------------------------------------------------------------------------------------------------
   INVESCO VIF-Utilities Fund
-----------------------------------------------------------------------------------------------------------------------------------
MFS/(R)/ Variable Insurance Trust/SM/
-----------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Emerging Growth Series
-----------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Growth with Income Series
-----------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Research Series
-----------------------------------------------------------------------------------------------------------------------------------
   MFS/(R)/ Total Return Series
-----------------------------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
   Strong Discovery Fund II
-----------------------------------------------------------------------------------------------------------------------------------
   Strong MidCap Growth Fund II
-----------------------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II
-----------------------------------------------------------------------------------------------------------------------------------
Franklin Templeton Variable Insurance Products Trust
-----------------------------------------------------------------------------------------------------------------------------------
   Templeton Asset Strategy Fund
-----------------------------------------------------------------------------------------------------------------------------------
   Templeton International Securities Fund
-----------------------------------------------------------------------------------------------------------------------------------

     The performance information provided above reflects only the performance of a hypothetical $1,000 payment which is allocated to the stated Subaccount during the time period on which the calculations are based. Performance information provided for any given past period is not an indication or representation of future yields or rates of return.

                              FEDERAL TAX MATTERS
                              -------------------

Taxation of United Investors
----------------------------

     United Investors is taxed as a life insurance company under Part 1 of Subchapter L of the Internal Revenue Code of 1986 (the "Code"). Since the Variable Account is not an entity separate from United Investors and its operations form a part of United Investors, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized net capital gains on the assets of the Variable Account are reinvested and taken into account in determining the Policy Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the Policy. Under existing Federal income tax law, United Investors believes that Variable Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the reserves under the Policy.

Tax Status of the Policies
--------------------------

     Section 817(h) of the Code provides that the investments of the Variable Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policies to qualify as annuity contracts under Section 72 of the Code. The Variable Account, through each Portfolio of the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Treas. Reg. Section 1.817-5, which affect how the Portfolios' assets may be invested. United Investors does not control any of the Funds or their Portfolios' investments. However, it has entered into an agreement regarding participation in each Fund, which requires each participating Portfolio of the Funds to be operated in compliance with the diversification requirements prescribed by the Treasury.

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

     The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating purchase payments and Policy Values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, United Investors does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. United Investors therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Variable Account.

Required Distributions
----------------------

     In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any nonqualified Policy to provide that (a) if any Owner dies on or after the annuity benefit date but prior to the time the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the annuity benefit date, the entire interest in the Policy will be distributed within five years after the date of that Owner's death.

     These requirements will be considered satisfied as to any portion of the Owner's interest that is payable as annuity payments which will begin within one year of that Owner's death and which will be made over the life of the Owner's designated Beneficiary or over a period not extending beyond his life expectancy.

     If the Owner's designated Beneficiary is the surviving spouse of the Owner, the Policy may be continued with the surviving spouse as the new Owner and no distributions will be required.

Withholding
-----------

     Distributions from the Policy generally are subject to withholding for the Owner's Federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

     "Eligible rollover distributions" from section 401(a) plans, section 403(a) annuities, and section 403(b) tax-sheltered annuities are subject to a mandatory Federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distribution required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
               -------------------------------------------------

     United Investors reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for, the shares that are held by the Variable Account (or any Subaccount) or that the Variable Account (or any Subaccount) may purchase. United Investors reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio of the Funds or any other investment vehicle or of another open-end, registered investment company if laws or regulations are changed, if the shares of any or a Portfolio are no longer available for investment, or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Subaccount. United Investors will not substitute any shares attributable to a Policyowner's interest in a Subaccount of the Variable Account without notice and prior approval of the U.S. Securities and Exchange Commission and the insurance regulator of the state where the Policy was delivered, where required. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

     United Investors also reserves the right to establish additional Subaccount of the Variable Account, each of which would invest in a new Portfolio, or in shares of another investment company or suitable investment, with a specified investment objective. New Subaccount may be established when, in the sole discretion of United Investors, marketing needs or investment conditions warrant, and any new Subaccount will be made available to existing Policyowners on a basis to be determined by United Investors. United Investors may also eliminate one or more Subaccount if, in its sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, United Investors may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. If deemed by United Investors to be in the best interests of persons having voting rights under the Policies, the Variable Account may be operated as a management company under the Investment Company Act of 1940, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other United Investors separate accounts.

                          DISTRIBUTION OF THE POLICY
                          --------------------------

     United Securities Alliance, Inc., 8 Inverness Drive, Suite 100, Denver, Colorado, is the principal underwriter of the policies. United Securities Alliance, Inc. is a corporation organized under the laws of the state of Nevada in 1994. The underwriter is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Policies may not be available in all states. The underwriter may enter into written sales agreements with various broker-dealers to aid in the sale of the policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the policies.

     No commissions have been paid by United Investors for the sale of the Policy as of 12/31/99, because as of that date sales had not commenced. Policies may be offered to the public through brokers licensed under the Federal securities laws and state insurance laws that have entered into agreements with the underwriter. The offering of the Policies is continuous, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering of the Policies.

                     SAFEKEEPING OF VARIABLE ACCOUNT ASSETS
                     --------------------------------------

     United Investors holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from United Investors' general account. United Investors maintains records of all purchases and redemptions of Fund shares by each of the Subaccount.

                                STATE REGULATION
                                ----------------

     United Investors is subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Missouri Department of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of United Investors as of December 31 of the preceding year. Periodically, the Missouri Department of Insurance or other authorities examine the liabilities and reserves of United Investors and the Variable Account, and a full examination of United Investors' operations is conducted periodically by the National Association of Insurance Commissioners.

     In addition, United Investors is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments. A Policy is governed by the law of the state in which it is delivered. The values and benefits of each Policy are at least equal to those required by such state.

                              RECORDS AND REPORTS
                              -------------------

     All records and accounts relating to the Variable Account will be maintained by United Investors. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to Owners at their last known address of record.

                                 LEGAL MATTERS
                                 -------------

     Legal advice regarding certain matters relating to Federal securities laws applicable to the issuance of the Policy has been provided by Sutherland Asbill & Brennan LLP of Washington, D.C.

                                    EXPERTS
                                    -------

     The balance sheet of United Investors Life Insurance Company as of December 31, 1999, and the related statement of operations, comprehensive income, shareholders' equity, and cash flow for the year ended December

31, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The balance sheet of United Investors Life Insurance Company as of December 31, 1998, and the related statements of operations, comprehensive income, shareholder's equity, and cash flows for each of the years in the two-year period ended December 31, 1998 have been included herein in reliance upon the report of KPMG LLP (formerly KPMG Peat Marwick LLP), independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION
                               -----------------

     A Registration Statement has been filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the prospectus or this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the documents themselves or to the instruments filed with the U.S. Securities and Exchange Commission.

                              FINANCIAL STATEMENTS
                              --------------------

     The financial statements of United Investors, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of United Investors to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

     There are no financial statements for the Variable Account because as of December 31, 1999, it had not commenced operations and had no assets or liabilities.

PART C:  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits
          ---------------------------------

(a)  Financial Statements
     --------------------

     All required financial statements are included in Part B of this Registration Statement.

(b)  Exhibits
     --------

     (1) Resolution of the Board of Directors of United Investors Life Insurance Company ("United Investors") authorizing establishment of the Titanium Annuity Variable Account. *
     (2)  Custody Agreements:  Not Applicable.
     (3)  (a)  Principal Underwriting Agreements. \1\
               (1)  United Securities Alliance, Inc. Agreements \1\
                    (a)  Distribution Agreement \1\
                    (b)  Selling Group Agreement \1\
          (b) Broker-Dealer Sales Agreements. **
          (c) Commission Schedules. **
     (4)  (a) Annuity Policy, Form TVA. *
     (5)  Application. **
     (6)  (a) Certificate of Incorporation of United Investors. \2\
          (b) By-Laws of United Investors. \2\
     (7)  Reinsurance Contracts:  Not Applicable.
     (8)  (a) Participation Agreements. \1\
              (1)  AIM Variable Insurance Funds, Inc. \3\
              (2)  The Alger America Fund. \4\
              (3) Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust). \4\
              (4)  Dreyfus Variable Investment Fund. \4\
              (5)  Evergreen Variable Annuity Trust. \4\
              (6)  INVESCO Variable Investment Funds, Inc.\4\
                   (a) Amendment to Participation Agreement for INVESCO Variable Investment Funds, Inc. \5\
              (7)  MFS Variable Insurance Trust. \6\
                   (a) Amendment to Participation Agreement for MFS Variable Insurance Trust. \5\
              (8)  Strong Variable Insurance Funds, Inc. \4\
              (9) Franklin Templeton Variable Insurance Products Trust (Formerly Templeton Variable Products Series Fund). \4\
          (b) Form of Administration Agreement:  Not Applicable.
     (9)  Opinion of Counsel. **
    (10)  (a) Consent of Sutherland Asbill & Brennan LLP. **

          (b) Consents of Independent Accountants. **
     (11) Financial statements omitted from Item 23:  Not Applicable.
     (12) Agreements/understandings for providing initial capital:  Not
          Applicable.
     (13) Performance Data Calculations. **
___________________________
*   Filed herewith.
**  To be filed by amendment.

\1\ Incorporated herein by reference to the Exhibit filed electronically with Post-Effective Amendment No. 1 to Form S-6 Registration Statement, File No. 333-89875, filed on April 27, 2000.

\2\ Incorporated herein by reference to the Exhibit filed electronically with Post-Effective Amendment No. 12 to Form S-6 Registration Statement, File No. 33-11465, filed on April 29, 1998 (previously filed on January 22, 1987 as an Exhibit to the Form S-6 Registration Statement, File No. 33-11465).

\3\ Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account on June 29, 1998.

\4\ Incorporated herein by reference to the Exhibit filed with Pre-Effective Amendment no. 1 to the Registration Statement on Form S-6 (File No. 333-89875) filed on January 26, 2000.

\5\ Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account on April 27, 2000.

\6\ Incorporated herein by reference to the Exhibit filed with Pre-Effective No. 2 to the Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account on July 2, 1997.

Item 25.      Directors and Officers of the Depositor
              ---------------------------------------

Name and Principal       Position and Offices
Business Address*        with Depositor
-----------------        --------------

C. B. Hudson**           Director

Anthony L. McWhorter     Chairman of the Board of Directors, President and Chief
                         Executive Officer

W. Thomas Aycock         Director, Vice President and Chief Actuary

Tony G. Brill**          Director and Executive Vice President -
                         Administration

Mark S. McAndrew**       Senior Vice President - Marketing

Larry M. Hutchison**     Director

Michael J. Klyce         Vice President and Treasurer

Donna Hudson             Vice President, Premium Accounting and Policy Service
                         204 N. Robinson
                         Oklahoma City, OK  73102

John H. Livingston       Director, Secretary and Counsel

James L. Mayton, Jr.     Vice President and Controller

Carol A. McCoy           Director and Assistant Secretary

Ross W. Stagner          Director and Vice President

Terry W. Davis           Director and Vice President - Administration

* Unless otherwise noted, the principal business address of each person listed is United Investors Life Insurance Company, P.O. Box 10207, Birmingham, Alabama 35202-0207.
**   Principal business address: Torchmark Corporation, 3700 South Stonebridge,
McKinney, Texas 75050.

Item 26.   Persons Controlled by or Under Common Control with the Depositor
           ----------------------------------------------------------------
or Registrant
-------------

     The Depositor, United Investors Life Insurance Company, Inc. ("United Investors"), is indirectly owned by Torchmark Corporation. The following table shows the persons controlled by or under common control with United Investors, their Parent Company, and the State or Jurisdiction of Incorporation. All companies are 100% owned by their Parent Company, unless otherwise indicated, which is indirectly owned by Torchmark Corporation. The Registrant is a segregated asset account of United Investors.

                                              Parent     State/Jurisdiction
Company                                      Co. Code     of Incorporation
----------------------------------------     --------    ------------------

AILIC Receivables Corporation                    E            Delaware

American Income Life Insurance Co.               A            Indiana

American Income Marketing Services, Inc.         E            Texas

American Life and Accident Insurance Co.         A            Texas

Brown-Service Funeral Homes Co., Inc.            B            Alabama
(Services burial insurance policies)

First United American Life Insurance Co.         D            New York

Globe Insurance Agency, Inc. (AL)                C            Alabama

Globe Insurance Agency, Inc. (AR)                A            Arkansas

Globe Life And Accident Insurance Co.            C            Delaware

Globe Marketing Services Inc.                    A            Oklahoma

Liberty National Auto Club, Inc.                 B            Alabama

Liberty National GroupCare, Inc.                 B            Alabama

Liberty National Life Insurance Co.              C            Alabama

National Income Life Insurance Co.               E            New York

Torch Royalty Company                            B            Delaware

Torchmark Corporation (holding company)                       Delaware

United American Insurance Co.                  C                Delaware

United Investors Life Insurance Co.            B*               Missouri

Waddell & Reed Asset Management Co.            C                Missouri

*   Parent company owns 81%; remaining 19% owned by Torchmark Corporation.

Parent Company Codes
--------------------

A   Globe Life And Accident Insurance Co.
B   Liberty National Life Insurance Co.
C   Torchmark Corporation
D   United American Insurance Co.
E   American Income Life Insurance Company

Item 27.   Number of Policy Owners
           -----------------------

     There were no policy owners as of June 30, 2000.

Item 28.   Indemnification
           ---------------

     Article XII of United Investors' By-Laws provides as follows:

     "Each Director or officer, or former Director or officer, of this Corporation, and his legal representatives, shall be indemnified by the Corporation against liabilities, expenses, counsel fees and costs, reasonably incurred by him or his estate in connection with, or arising out of, any action, suit, proceeding or claim in which he is made a party by reason of his being, or having been, such Director or officer; and any person who, at the request of this Corporation, serves as Director or officer of another corporation in which this Corporation owns corporate stock, and his legal representatives, shall in like manner be indemnified by this Corporation; provided that, in either case shall the Corporation indemnify such Director or officer with respect to any matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been liable for misconduct in the performance of his duties as such Director or officer. The indemnification herein provided for shall apply also in respect of any amount paid in compromise of any such action, suit, proceeding or claim asserted against such Director or officer (including expenses, counsel fees, and costs reasonably incurred in connection therewith), provided that the Board of Directors shall have first approved such proposed compromise settlement and determined that the officer or Director involved is not guilty of misconduct, but in taking such action any Director involved shall not be qualified to vote thereof, and if for this reason a quorum of the Board cannot be obtained to vote on such matters, it shall be determined by a committee of three (3) persons appointed by the shareholders at a duly called special meeting or at a regular meeting. In determining whether or not a Director or officer is guilty of misconduct in relation to any such matter, the Board of Directors or committee appointed by the shareholders, as the case shall be, may rely conclusively upon an opinion of independent legal counsel selected by such Board or committee. The rights to indemnification herein provided shall not be exclusive of any other rights to which such Director or officer may be lawfully entitled."

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter
           ---------------------

(a) United Securities Alliance, Inc., is the principal underwriter of the Policies as defined in the Investment Company Act of 1940. It is not the principal underwriter for any other investment companies.

(b) The following table provides certain information with respect to each Director, officer and partner of United Securities Alliance, Inc.

Name and Principal          Positions and Offices
Business Address*           With Underwriter
-----------------           ----------------

Melodie A. Maxwell-Jones    President, Chief Executive Officer, Treasurer,
                            and Director

Judith E. Steinmann         Vice President, Chief Compliance Officer,
                            Director and Secretary

Mary L. Mattison            Financial Principal Operations

Ronald K. Bloomingkemper    Director

Curtis Cobb                 Director

David G. Gin                Director

Ronald J. Petrinovich      Director
-----------
* The principal business address for the officers and Directors listed is 8 Inverness Drive, Suite 100, Denver, Colorado 80112.

(c)   Commissions Received by Principal Underwriter during Year Ended 12/31/99
      ------------------------------------------------------------------------

                                    Net Underwriting
        Name of Principal            Discounts and         Compensation
           Underwriter                Commissions          on Redemption
--------------------------------    ----------------       -------------

United Securities Alliance, Inc.     Not Applicable              -0-


                     Brokerage
                    Commissions                             Compensation
                   --------------                           ------------
                   Not Applicable                                -0-

Item 30.  Location of Accounts and Records
          --------------------------------

     All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by United Investors at its administrative office.

Item 31.  Management Services
          -------------------

     All management contracts are discussed in Part A or Part B.

Item 32.  Undertakings
          ------------

     (a) Registrant undertakes that it will file a Post-Effective Amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to United Investors at the address or phone number listed in the Prospectus.

     (d) United Investors Life Insurance Company represents that the fees and charges deducted under the annuity policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United Investors.

                        STATEMENT PURSUANT TO RULE 6c-7
                        -------------------------------

     United Investors and the Variable Account rely on 17 C.F.R. Sections 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, United Investors and the Variable Account are exempt from the provisions of Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

                         SECTION 403(b) REPRESENTATIONS
                         ------------------------------

     United Investors represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES
                                   ----------

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Birmingham and the State of Alabama on the 31st day of
                                                                 ----
July, 2000.


                      TITANIUM ANNUITY VARIABLE ACCOUNT
                      (REGISTRANT)

                      UNITED INVESTORS LIFE INSURANCE COMPANY
                      (DEPOSITOR)

                      By: /s/ Anthony L. McWhorter
                          ------------------------
                          Anthony L. McWhorter
                          President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                   Title                             Date
---------                   -----                             ----

                            Director
--------------------------                                    -------
C. B. Hudson


/s/ Anthony L. McWhorter    Chairman of the Board of          7-31-00
--------------------------  Directors, President and          -------
Anthony L. McWhorter        Chief Executive Officer


/s/ W. Thomas Aycock        Director, Vice President and      7-31-00
--------------------------  Chief Actuary                     -------
W. Thomas Aycock

                            Director and Executive Vice
--------------------------  President - Administration        -------
Tony G. Brill

                            Director
--------------------------                                    -------
Larry M. Hutchison


/s/ Michael J. Klyce        Vice President and Treasurer      7-31-00
--------------------------                                    -------
Michael J. Klyce


/s/ James L. Mayton, Jr.    Vice President and Controller     7-31-00
--------------------------                                    -------
James L. Mayton, Jr.

/s/ John H. Livingston      Director, Secretary and Counsel   7-31-00
--------------------------                                    -------
John H. Livingston


/s/ Carol A. McCoy          Director and Assistant Secretary  7-31-00
--------------------------                                    -------
Carol A. McCoy


/s/ Ross W. Stagner         Director and Vice President       7-31-00
--------------------------                                    -------
Ross W. Stagner


/s/ Terry W. Davis          Director and Vice President -     7-31-00
--------------------------  Administration                    -------
Terry W. Davis

                                 EXHIBIT INDEX


Exhibit No.   Name of Exhibit
-----------   ---------------

(1)           Board of Directors' Resolution

(4)(a)        Annuity Policy, Form TVA